
03056601

Record Earnings for the second consecutive year



***Oceaneering** 2002 Annual Report*

OCEANEERING INTERNATIONAL INC

P.E. 12-31-02


RECD S.E.C.
APR 1 8 2003
1086

AR/S

PROCESSED

APR 21 2003

THOMSON
FINANCIAL

Corporate Profile

Oceaneering is an advanced applied technology company that provides engineered products and services to Customers who operate in marine, space, and other harsh environments.

OII LISTED NYSE

The Company's services and products are marketed worldwide to oil and gas companies, government agencies, and firms in the telecommunications, aerospace, and marine engineering and construction industries. Our business offerings include remotely operated vehicles, mobile offshore production systems, built-to-order specialty hardware, engineering and project management, subsea intervention and installation services, non-destructive testing and inspections, and technical staffing.

Mission Statement

Oceaneering's mission is to increase the net wealth of its Shareholders by providing safe, cost-effective and quality-based technical solutions satisfying Customer needs in harsh environments worldwide.

Background

Founded in 1964, the Company has grown from an air and mixed gas diving business in the Gulf of Mexico to a diversified, advanced applied technology organization operating worldwide. We have achieved this growth by executing a plan of internal development augmented by strategic acquisitions.

For the last fiscal year ended December 31, 2002, we earned net income of $40.1 million on revenue of $547.5 million while employing approximately 5,500 people working out of 43 locations in 17 countries. We serve our offshore oil and gas Customers through the trade names of Oceaneering International, Oceaneering Intervention Engineering (OIE), Oceaneering Multiflex, and Solus Schall. Our Advanced Technologies Group, which includes Oceaneering Technologies and Oceaneering Space & Thermal Systems, serves our Customers outside of the oilfield.

Forbes Recognition

Oceaneering International, Inc. appeared in the top half of *Forbes* 200 Best Small Companies in America for 2002 (October 28, 2002 issue). Companies were chosen for the honor based on their sales and earnings-per-share growth as well as their return on equity.


2002
SMALL COMPANIES

www.forbes.com/200best

OCEANEERING® reported record earnings for the second consecutive year, up 28% over 2001. This was achieved on the strength of best-ever profit performances by our Subsea Products, Mobile Offshore Production Systems, and Other Services business segments.

Net Income *($ rounded to nearest hundred thousands)*


$25,600
$16,800
$11,700
$31,300
$40,100
1998
1999
2000
2001
2002

Financial Highlights *($ in thousands, except per share amounts)*

	2002	2001	% Increase
Revenue	$ 547,467	$ 524,660	4%
Gross Margin	$ 114,165	$ 100,331	14%
Operating Income	$ 67,703	$ 56,598	20%
Net Income	$ 40,133	$ 31,322	28%
Diluted Earnings Per Share	$ 1.63	$ 1.33	23%

Shareholder Letter

2002 really was a Great Year for Oceaneering. At a time when 14 out of the15 companies comprising the Philadelphia Oil Service Index (OSX) made less money than they did in 2001 -- Oceaneering had its second consecutive year of Record Earnings. We were also again selected by *Forbes* magazine as one of the top 200 small cap companies in America. Our selection was based largely on our financial performance over several years; therefore, we have not only distinguished our Company during this short-term annual measurement period, we have also received recognition for our longer-term financial successes.



Equally gratifying to me was the positive feedback we received from 25 portfolio managers who took three hours out of their busy schedules to tour our Houston facilities and actually see first-hand what Oceaneering is all about. We're about the long-term way success is achieved and no amount of "20-second sound bytes" can adequately portray the real foundation of our company. As John Gardner, American philosopher, said:

"Your identity is what you've committed yourself to."

I believe these Shareholders and potential Shareholders saw our commitment to providing safe, creative, and reliable Customer Solutions with a special dedication to each other and ultimate team success.

Then, there was a growing Customer who asked us to allow them to do an in-depth analysis of the operating principles of a successful service company. No surprises here – our success is rooted in the tradition of creating an environment where capable and competitive people can literally search the world for the best Customer solutions. Service companies seldom have the luxury of patent protection from rivals, so we simply hire and retain "smart people who are willing to out-hustle the competition". As Dick Frisbie, one of our "Technical Pacesetters," says TRP^3:

The Relentless Pursuit of Perfection and Profits
Relentless = Persistent and Tenacious
Pursuit = The Activity of a Professional Vocation
Perfection = Freedom from Defect
Profits = The Value we Create

I've said every year since I've had the pleasure of writing this letter; financial success is only one measure of "Total Success." Records, especially financial records, are made to establish new benchmarks. While there is no denying the market place is a major driver for financial success -- I've always thought John Wooden, the famous former basketball coach at UCLA, had it right when he said:

"Don't let what you cannot do interfere with what you can do."

We believe there is a lot we "can do" to improve in 2003.

First, and most importantly, continuing the "everyday improvements" in how we deliver our best solutions to Customers is at the top of our list. What else happens is a by-product of this effort. Our Management By Objectives System gives us a variety of intermediate financial and non-financial objectives while our Continuous Improvement Methodology gives us a process to achieve those Objectives.

We heard our Customers say they must lower their costs "to be competitive" in the energy business and the second half of 2002 surely proved this point. With oil above $30/bbl and gas above

$5/mcf, the old paradigm of predicting "a boom on the horizon" never seemed better... Yet, "a funny thing happened on the way to the boom" -- There was no boom... and, the industry players who usually wait around for activity levels to pick up were stunned. While I don't deny a rising tide lifts all boats, our philosophy is not to tie up someplace and wait for a rising tide to float us to prosperity.

Oceaneering employees continually listen, observe, and take action to satisfy Customer needs. When you believe your Customers "must" lower their costs, you give them higher value alternatives. It is not hard to understand why the majors are consolidating and moving their investments into the frontier areas, while the independents are consolidating and moving their investments into the voids left by the majors. It's like dancing with elephants: If you don't follow their lead -- you can easily be crushed.

Second, as the Chinese proverb goes:

"The best time to plant a tree was 20 years ago. The second best time is now."

We will continue to expand our product and service offerings. In January 2003 we closed two acquisitions and formalized our process to do more. We added additional resources to facilitate this activity; however, true to our "core beliefs," the profit center managers will drive our efforts.

My personal standard, and our highest priority for the best acquisition criteria, remains the same as the old adage about picking a spouse:

"Don't marry the person you can live with - marry the one you can't live without."

With this philosophy in mind, I want to welcome all of our new Oceaneers from OIS International and ATAG. We value your new perspectives and look forward to the increased leverage your capabilities bring to Oceaneering.

And last, we'll spend more time looking into the future. As Carl Sandberg, American poet, said:

"Nothing happens unless first a dream."

Ever since man first looked up into the sky or peered under the water, there has been a sense of something must be beyond what we can see today. Some envision "the beyond" with imagination, and others through mathematical models. At Oceaneering we do it both ways; with the goals of determining what our Customer's needs will be, when they will need it, and how we can best respond.

So, for 2003 we are focused on improvement. Better - More - New. Only the passing of time will deliver our grades on the short-term quarterly and annual financial success we seek. In the longer term, we are building a Company that can capture the leveraged benefits of great employees and improved markets and do well in virtually any energy market scenario. Most importantly, we will continue to improve and respond to our Customer's needs in a safe, creative, and reliable manner.

I want to especially thank Chuck Evans, a fellow-director and superb advisor, who retires in 2003. Chuck's keen insights and valuable counsel have been instrumental in positioning us in the technical niche markets we lead today.

We thank all of our constituents; our Customers -- for giving us a chance, our Vendors -- for helping us solve Customer needs, our Shareholders --for their confidence in our future, and our absolutely superb worldwide Employees -- for their "smarts and extra hustle". Thanks.



John R. Huff
Chairman and Chief Executive Officer



74 Feet

The *Ocean Producer* performed beyond all contractual operating requirements and completed the first full year of production offshore Angola under its seven-year work commitment expiring in October 2008.

3,000 + Feet

Completed manufacturing the largest, at over $30 million, umbilical order in the Company's history for installation in the Barracuda and Caratinga fields offshore Brazil.



Providing Practical Solutions At All Depths



10 Feet

Completed U.S. Navy submarine torpedo tube lever arm repairs in Peal Harbor, Hawaii. We remain the only commercial company certified by NAVSEA to conduct such repairs waterborne.

164 Feet

Continued production on the *Ocean Legend* offshore Western Australia. The primary contract term was extended from three to five years and now expires in May 2006.



Oceaneering At A Glance

2002 Review

Record earnings were reported for the second consecutive year, up 28% over 2001. Best-ever profit performances by the Company's Subsea Products, Mobile Offshore Production Systems (MOPS), and Other Services operations contributed to this achievement.

Other noteworthy events during the year included receiving a primary contract term extension to May 2006 for use of the *Ocean Legend*; reducing our net debt-to-total capitalization from 40% to 14%; establishing a new three million share repurchase plan; and growing our cash balances to $66 million.

2003 Outlook

The individual segment outlooks as presented could improve from putting our cash and borrowing capacity to work through new asset investments or acquisitions.

Percent of 2002 Revenue

Remotely Operated Vehicles


27%

Subsea Products


23%

Mobile Offshore Production Systems


9%

Other Services


22%

Advanced Technologies


19%

2002 Review	*2003 Outlook*
Revenue, gross margin, and utilization declined due to a reduction in demand for drill support services from floating drilling rigs, particularly those rated to operate in water depths less than 3,000 feet.	Profitability is expected to improve on an increase in fleet utilization, a change in job mix to more construction work assignments, and a reduction in operating repair and maintenance costs.
For the second year in a row, this segment's operations achieved record profitability. Improved manufacturing and project management efficiencies increased margins on umbilical and related specialty subsea product sales.	Financial performance is anticipated to decline due a lower level of backlog entering the year. By the second half, utilization of all of our plant facilities is expected to be high as orders for the Company's subsea hardware should escalate to match announced contract commitments for subsea production tree deliveries.
Record financial results were achieved by an entire year of profit contribution from the *Ocean Legend* and *Ocean Producer*, both of which are under profitable multi-year contracts.	A decline in profitability is expected as a result of a reduced contribution from the *Ocean Legend* operation. This will occur as a lower dayrate went into effect when our Customer exercised a two-year primary term contract extension, through May 2006, in 2002.
Record financial performance was reached on the strength of improved revenue for subsea project and specialized diving services. During the year we achieved remarkable 88% utilization for our two Ocean Intervention multiservice vessels at a time when market demand for similar equipment was depressed.	We expect another good year but lower financial results due to reduced contributions from our diving operations and subsea project services.
Revenue and gross margin were comparable to 2001. An increase in marine service activity offset a decline in subsea telecommunication cable maintenance work and lower space-related product sales.	The financial contribution derived from these operations is expected to be similar to 2002 results. However, our mix of projects is anticipated to change with higher business activity related to vessel maintenance; pier and mooring repairs; submarine engineering services for the U.S. Navy; and design and construction of specialized equipment for theme parks.



5,600 Feet

Provided ROV drill support services on a deepwater well where the riser parted at 2,700 feet of water. Designed and installed a built-to-order, 7,000 lb. clamp, pull-tested to 700,000 lb., to repair the riser on location.

This project showcased our subsea engineering, project management, specialized tooling design, and manufacturing capabilities. It also demonstrated our emergency response time capability. Two Hydra® Magnum ROVs were used in the operation.





10,000 Feet

Formed an alliance with Superior Energy Services to jointly perform, in the Gulf of Mexico, subsea well intervention services. Access to subsea wells will be accomplished through a Subsea Intervention Lubricator System (SILS) to perform wireline, electric line, and plug and abandonment activities.

12,000 + Feet

Located and recovered a British Royal Navy Lynx helicopter in the Gulf Stream off the coast of Virginia. The Company's dynamically positioned MSV *The Performer*, Magellan™ 825 ROV, and DOSS (deep ocean sidescan sonar) were utilized on the project.



3,800 Feet

Installed vortex-induced vibration strakes on a tension leg platform (TLP) moored in the Gulf of Mexico. The strakes reduce the amount of current-driven vibrations affecting the tendons and columns that secure the TLP in place.

We provided project engineering, installation hardware, and customized tooling for the project. The Company's MSV *Ocean Intervention* and two 150 hp Hydra® Millennium ROVs performed the work.





Market Overview

The Company serves its Customers through the practical application of its mechanical engineering expertise with a specialized niche market focus.

Our largest Customer base is the offshore oil and gas industry where we are the market leader in providing ROV services and subsea umbilicals. Exploration and development of deepwater reserves and the use of subsea completions are key activity drivers for the Company's business.

The Company also serves industries and government agencies engaged in ocean search and recovery projects; subsea cable field support, maintenance, and repair; surface vessel and submarine maintenance; and space exploration missions.

Oceaneering 2002 Revenues


Non Oilfield 19%
Oilfield 81%

We market our products and services primarily to oil and gas companies operating offshore. Also we serve other industries and government agencies, including the U.S. Navy and NASA, engaged in complex business activities that can utilize our technically sophisticated, mechanical engineering expertise.

Market Drivers *Oilfield Activity* — *X=Primary •=Secondary*

Business Segments	ROV	MOPS	SSP	Other Services
Deepwater	X			•
Subsea Completions	•		X	X
Remote Field Production		X		
Inspection & Maintenance	•		•	X

There are four key market drivers for the Company's oilfield service and product offerings. With the exception of MOPS, the balance of our business operations are strongly influenced by deepwater and subsea completion activity.

Field Life Cycle *Oilfield Activity* — *X=Primary •=Secondary*

Business Segments	ROV	MOPS	SSP	Other Services
Exploration	X			
Development	X	•	X	X
Production	•	X	•	X

All of our operations are engaged in at least two phases of the offshore field life cycle. ROVs are used in all the phases, and it is here that we have substantial operating leverage to deepwater activity escalations, particularly drilling, in the future.

Deepwater Discoveries
Over 75% to be Developed

Globally, deepwater remains an immature frontier, accounting for less than 5% of the current world total oil-equivalent resources. Future activity prospects in this arena look exceptionally promising due to low per barrel finding and development costs and high well flow rates.


181
Evaluation 118
55
Development 63
Production
Number of Fields

Deepwater Capital Expenditures
Expected to Double

Deepwater exploration and production have expanded to the point of becoming major components of the petroleum industry's annual upstream budget.


$14 B
$12 B
$10 B
$8 B
$6 B
$4 B
$2 B
$0 B
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007
$26 B spent
Billions of Dollars
$58 B forecast
Worldwide
Gulf of Mexico

Subsea Completions - Worldwide

Expected to More Than Triple

Subsea completions represent one of the most important cost-reduction technologies in the oilfield. In just the first three years of this decade nearly 75% of the total number of completions during the 1990s have already occurred.


3556
Estimated 2748
1092
426
808
68
87
Completed
60s
70s
80s
90s
00s
Number of Subsea Completions

Global Umbilical Market

Expected to More Than Double

The anticipated growth in umbilical demand is being driven by the escalation in subsea completions.


5,908
2,813
1999-2002
2003-2006
Miles Awarded

Mobile Offshore Production Systems

The future MOPS market size over seven years is about equal to the number of systems installed offshore in the last 28 years. Consequently, we anticipate there will be plenty of opportunities for us to grow our production contracting business.


230
210
1975-2002
2003-2009
Number of Systems

Gulf of Mexico Deepwater Infrastructure

Subsea Completions

The current installed base of subsea completions in the GOM and future growth prospects have important implications for the demand for our Ocean Intervention class vessels in addition to our subsea products.


542
381
1962-2002
2003-2008
Subsea Completions


Oceaneering 30%
Other 70%

Oilfield Work Class ROV Fleet

Ownership Profile

The ROV industry segment is consolidated. Including Oceaneering, the top 5 companies own over 80% of the worldwide fleet. At 30% we are the world leader in this technology

ROV Drill Support Market Share

The Dominant Player

Our specialty is providing drill support services, particularly on wells drilled in 3,000 feet of water or more where we dominated the world market in 2002 with a participation rate of 84%.


84%
73%
48%
35%
3000+ fsw
1000+ fsw
1994
1995
1996
1997
1998
1999
2000
2001
2002
Oceaneering Participation Rate

Global Subsea Production Umbilical

Market Share (1999 - 2002)

The umbilical market is concentrated with the four largest manufacturers accounting for 90% of the market. We are the largest of these, with 29% of the market.


Oceaneering 29%

Operating Results

Remotely Operated Vehicles

Revenue and gross margin contribution were the second highest in the Company's history despite a decline in fleet utilization rate from 76% to 69%. The return on assets employed in this business operation remained the highest among all of our offshore oil and gas related business segments.



Above: Millennium 4.
Top right: Magnum 50.
Bottom: Magnum 81.

During the year we:

Expanded our international operations into Mexico, Canada, and the Caspian Sea and put four systems to work in these areas under contracts that have primary term durations of at least two years.

Devised and implemented a new program focused on reducing umbilical repair and maintenance expenses. We expect significant financial benefit from this effort to be realized in 2003.

Put into service under long-term contract our first all electric Hydra® eMagnum 130 hp, work class ROV that incorporates new technology for high performance and reliability in ultra-deepwater applications.



Mobile Offshore Production Systems

All-time-high profitability was achieved as each of the Company's three systems worked the entire year under favorable contracts.

During the year we:

Extended the primary term for use of the *Ocean Legend* from three to five years, which now expires in May 2006. The term extension increased the contracted amount of cash flow





COURTESY OF WOODSIDE ENERGY LTD.

Top: *Ocean Legend.*
Lower left: *Ocean Producer.*
Bottom: Multiflex Umbilicals.

we will realize from our $90 million investment in this MOPS asset and improved the visibility of the Company's future earnings.

Both the *Ocean Producer* and *PB San Jacinto* continued to perform beyond all contractual operating requirements.

COURTESY OF PETER BACON PHOTOGRAPHY


OCEAN PRODUCER

Subsea Products

Record gross margin was accomplished for the second consecutive year, 45% more than in 2001.


OCEANEERING MULTIFLEX

At right: Umbilical Carousel. Below: Sand Detection Clamp and Barrel Recovery Tool.







During the year we:

Completed assembly of 110 miles of production control and water injection thermoplastic umbilicals featuring high collapse resistant pipes for installation in the Barracuda and Caratinga fields offshore Brazil in more than 3,000 feet of water. At over $30 million, this was the largest umbilical hardware contract in the Company's history.

Manufactured the Girassol Phase 2 steel tube umbilicals and associated connection hardware including umbilical distribution boxes. These are to be installed offshore West Africa in 4,400 feet of water.

Continued our strategy to globalize our umbilical manufacturing plant operations and achieved 96% on-time contract delivery performance.



Above: Hydraulic Power Unit. Right: Umbilical Electric Wire Cabling Machine.



Other Services

Best-ever financial performance was realized on the strength of remarkable performances by our subsea project and specialized diving service groups in what can be characterized as a generally weak market.

During the year we:

Achieved 88% utilization for our two Ocean Intervention multiservice vessels and continued to demonstrate our unique subsea project management and execution capabilities. Notable work assignments we performed included providing electrical power to operate a subsea wellhead and installing strakes on two tension leg platforms.

Performed a large, first-of-its-kind project where we utilized our conventional, atmospheric, and saturation diving capabilities while performing friction and hyperbaric welding on a deepwater floating structure.



Left: TLP Strake Installation.

Formed an alliance with Superior Energy Services to jointly perform, in the Gulf of Mexico, subsea well intervention services including, wireline, electric line, and plug and abandonment activities. These services will be commercially offered in 2003 and provide us other opportunities to maintain high utilization of our Ocean Intervention vessels.

Advanced Technologies

Our non-oilfield business operations contributed 19% to the Company's revenue.



Left: *Ocean Intervention.*


KELLY-1
OCEANEERING

Above: Kelly-1 ROV.

During the year we:

Secured two new contracts from the U.S. Navy. The first was for engineering and technical services to install antenna systems onboard U.S. Navy nuclear submarines. The second was to provide design, engineering, technical, and logistic support for the Dry Deck Shelter (DDS) Planning Yard Services.

Completed the contract to design and build a remotely operated cable burial vehicle for the Navy's Space and Naval Warfare Systems Command. Kelly-1 is a 400 hp jetting vehicle, rated for 10,000 feet of seawater. The vehicle demonstrated system performance in excess of all contractual requirements including the ability to bury subsea cable at twice the specified rate to soil depths of one meter.

Performed the search and the recovery of a British Royal Navy Lynx helicopter approximately 200 miles off the coast of Virginia. The helicopter was recovered in the Gulf Stream from over 12,000 feet of water.

Obtained several new theme park contract awards including a multimillion dollar project to provide a large fleet of next-generation, motion-based ride vehicles.

Developed the ARCTIC Freezers that were launched on the Space Shuttle Missions STS 110 and STS 111. They operated for more than 7,000 hours and enabled breakthrough cell tissue scientific research aboard the International Space Station.



COURTESY OF THE U.S. NAVY





At right: US Navy Submarine with the DDS attached, and the crew that repaired the DDS.



Bottom: Theme Park Dinosaur.

Corporate Headquarters

Oceaneering International, Inc.
11911 FM 529
Houston, Texas 77041-3011
P.O. Box 40494
Houston, Texas 77240-0494
Telephone: (713) 329-4500
Fax: (713) 329-4951
www.oceaneering.com

Regional Headquarters

Oceaneering International, Inc.
931 Highway 90 East
Bayou Vista, Louisiana 70380
Telephone: (985) 395-5247
Fax: (985) 395-5443

Oceaneering International Services Limited
Pitmedden Road, Dyce
Aberdeen AB21 0DP, Scotland
Telephone: (44-1224) 770444
Fax: (44-1224) 771583

Oceaneering Advanced Technologies
501 Prince George's Blvd.
Upper Marlboro, Maryland 20774
Telephone: (301) 249-3300
Fax: (301) 249-4022

Oceaneering Space and Thermal Systems
16665 Space Center Blvd.
Houston, Texas 77058-2268
Telephone: (281) 228-5300
Fax: (281) 228-5545

Marine Production Systems do Brasil Ltda.
Praca Alcides Pereira, n° 1-Parte
Ilha da Conceicao/Niteroi
Rio de Janeiro Brasil 24.050-350
Telephone: (55 21) 2729-8900
Fax: (55 21) 2722-1515

Oceaneering International Pte Ltd
4 Leng Kee Road
#03-02 SIS Building
Singapore 159088
Telephone: (65) 6479 1306
Fax: (65) 6479 1307

Operational Bases

Luanda, Angola
Baku, Azerbaijan
Perth, Western Australia
Macaé, Brazil
Rio de Janeiro, Brazil
Cairo, Egypt
London, England
Malabo, Equatorial Guinea
Balikpapan, Indonesia
Batam, Indonesia
Handil, Indonesia
Jakarta, Indonesia
Kuala Lumpur, Malaysia
Miri, Sarawak, Malaysia
Eket, Nigeria
Ikeja, Lagos, Nigeria
Port Harcourt, Nigeria
Stavanger, Norway
Aberdeen, Scotland
Rosyth, Scotland
Singapore
Zug, Switzerland
Abu Dhabi, U.A.E.
Puerto LaCruz, Venezuela
Chesapeake, Virginia, U.S.A.
Corpus Christi, Texas, U.S.A.
Friendswood, Texas, U.S.A.
Groton, Connecticut, U.S.A.
Houston, Texas, U.S.A.
Huntsville, Alabama, U.S.A.
Magnolia, Texas, U.S.A.
Middletown, Rhode Island, U.S.A.
Morgan City, Louisiana, U.S.A.
New Orleans, Louisiana, U.S.A.
Orlando, Florida, U.S.A.
Pearl Harbor, Hawaii, U.S.A.
Portsmouth, New Hampshire, U.S.A.
Richland, Washington, U.S.A.
San Diego, California, U.S.A.
Upper Marlboro, Maryland, U.S.A.

Directors and Key Management

Directors

T. Jay Collins
President and Chief Operating Officer of Oceaneering

Charles B. Evans
Co-founder of ResTech Inc., an oilfield service firm; retired Executive Vice President of Schlumberger Ltd.

David S. Hooker
Chairman of Goshawk Insurance Holdings PLC, a marine insurance group

John R. Huff
Chairman and Chief Executive Officer of Oceaneering International, Inc.

D. Michael Hughes
Owner of Broken Arrow Ranch and affiliated businesses

Harris J. Pappas
President & Shareholder of Pappas Restaurants, Inc., a privately owned restaurant group

Corporate Management

John R. Huff
Chairman & Chief Executive Officer

T. Jay Collins
President & Chief Operating Officer

Marvin J. Migura
Senior Vice President & Chief Financial Officer

George R. Haubenreich, Jr.
Senior Vice President, General Counsel & Secretary

Stephen E. Bradshaw
Vice President Business Development

Gregg K. Farris
Vice President Information Technology

John L. Zachary
Controller & Chief Accounting Officer

Robert P. Mingoia
Treasurer

Robert P. Moschetta
Corporate HSE Director

Janet G. Charles
Manager, Human Resources

Offshore Oil and Gas Services and Products

Robert P. Morrison
Senior Vice President, Manufacturing

Larry A. Braunz
General Manager, U.S.A.

Robert C. Burnett
Commercial Manager

John Marsh
General Manager, U.K.

Lynda L. Morse
Director, Materials Management

Matthew R. Sterner
Manager, HSE

Dana C. Weber
Director, Quality Assurance

Jeffrey M. White
General Manager, Brazil

Fred E. Shumaker
Vice President & General Manager, MOPS

Richard J. Thompson
Manager of Operations, MOPS

John M. Cherry
Country Manager, Angola

Jim M. Luke
Managing Director, Oceaneering Australia Pty. Ltd.

F. Richard Frisbie
Senior Vice President, Deepwater Technology

R. Daniel Jolly, Jr.
Vice President & General Manager, OIE

Michael T. Cunningham
Marketing Manager

Anthony Franklin
Strategic Business Analyst

Bruce T. Garthwaite
Operations Manager

Charles Eric Brown
Manager, IME U.K.

John N. Charalambides
Manager, OIE Brazil

Charles B. Hansen
Manager, OIE Norway

Daniel A. Krohn
Manager, Subsea Field Development

Chuck N. Sample, Jr.
Commercial Manager

Drew Trent
Manager, ROV Tooling & Intervention

Richard W. McCoy, Jr.
Manager, Rapid Prototype Development

Peter A. Moles
Chief Engineer

Bruce E. Morris
Manager, Pipeline Repair Systems

Ian J. Murray
Managing Director

John F. Peterson
Manager, Deepwater Technology

Graeme E. Reynolds
Manager, BOP Controls

Joseph F. Wadsworth
AUV Manager

Neil Wellam
Business Development Manager

Western Region

M. Kevin McEvoy
Senior Vice President

Andrew Atkinson
Commercial Manager

Jerry A. Gauthier
Vice President & General Manager, Americas

Teri P. Doucet
Contracts Manager

Norb D. Gorman
Vice President & General Manager, Oilfield Projects Group

Lanny L. Falgout
Bids and Proposals Manager

Steven Hall
Manager, Diving

Michael Hessel, Jr.
Operations Manager

Randall G. Kille
Manager, IMR Projects

Karl Witherow
Manager, Installation Projects

John T. Johnson
Senior Vice President

Merrick "Buddy" Kerry
Manager, Vessels

J. David Macnamara
Administrative Manager

Wayne P. Verdun
Manager, HSE

Scott A. Wagner
Vice President & General Manager, ROVs

Ricardo C. R. Chagas
Manager ROVs South America

Robert "Pat" Mannina
Manager, ROVs North America

Clyde Hewlett
Vice President Projects

William K. Clegg
Manager, Subsea Field Development

Max E. Kattner
Manager, Engineering

Patrick Matthews
Manager, Survey

Charles A. Royce
Vice President, Sales & Marketing

Eastern Region

Alexander Westwood
Managing Director

Derek M. Allan
Managing Director, Solus Schall

C. Andre Olivier
Regional Manager, Americas

John A. Stevenson
Regional Commercial Manager, Europe/Africa

Priyo Darmo
Director, PT Calmarine

Sam Kavanagh
Manager, Survey Operations

Martin I. Fraser
Manager, HSE

Kevin F. Kerins
Managing Director, ROVs

Patrick Haggerty
ROV Manager, U.K./Africa

Harold Roberts
ROV Manager, Asia

Erik H. Saestad
ROV Manager, Norway

Bernt Aage Lie
Commercial Manager, Norway

James R. Mann
Business Development Europe/Africa

Jonathon E. Playford
Commercial Manager, Europe/Africa

David Ratz
Commercial Manager - Asia

Advanced Technologies

John R. Kreider
Senior Vice President

Mark M. Gittleman
Vice President & General Manager, OSTS

David W. Wallace
Manager, Thermal Systems

Chris A. Klentzman
Vice President & General Manager, Marine Services

Wayne Bromwell
Manager, Surface Ships

Don Craig
Manager, Diving Services

Perry Smith
Program Manager, Waterfront Facilities

Tom Stowell
Director, Submarine Programs

Duncan McLean
Vice President & General Manager, OTECH

Dave Boyd
Manager, Marine Systems

John Hammond
Manager, San Diego

Dave Weaver
Manager, Marine Projects

Tom Salvatore
Director, Contracts

Donald W. Welch
Vice President & General Manager, Land Systems

Dave Mauck
Manager, Entertainment Systems

Larry Snyder
Manager, Manufacturing

John Propeck
Director, Business Area Development

The use in this report of such terms as Oceaneering, Company, group, organization, we, us, our, and its, or references to specific entities, is not intended to be a precise description of corporate relationships.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

All statements in this Form 10-K, other than statements of historical facts, including, without limitation, statements regarding our business strategy, plans for future operations and industry conditions, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to various risks, uncertainties and assumptions, including those we refer to under the heading "Cautionary Statement Concerning Forward-Looking Statements" in Part I of this report. Although we believe that the expectations reflected in such forward-looking statements are reasonable, because of the inherent limitations in the forecasting process, as well as the relatively volatile nature of the industries in which we operate, we can give no assurance that those expectations will prove to have been correct. Accordingly, evaluation of our future prospects must be made with caution when relying on forward-looking information.

Critical Accounting Policies and Estimates

We have based the following discussion and analysis of our financial condition and results of operation on our consolidated financial statements, which we have prepared in conformity with accounting principles generally accepted in the United States. These principles require us to make various estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods we present. We base our estimates on historical experience, available information and other assumptions we believe to be reasonable under the circumstances. On an on-going basis, we evaluate our estimates; however, our actual results may differ from these estimates under different assumptions or conditions. The following discussion summarizes the accounting policies we believe (1) require our management's most difficult, subjective or complex judgments and (2) are the most critical to our reporting of results of operations and financial position.

Revenue Recognition. Our revenues are primarily derived from billings under contracts that provide for specific time, material and equipment charges, which we accrue daily and bill periodically, ranging from weekly to monthly. We account for significant lump-sum contracts, which we enter into mainly in our Subsea Products and Advanced Technologies segments, using the percentage-of-completion method. Under this method, we generally recognize estimated contract revenue based on costs incurred to date as a percentage of total estimated costs. Changes in the expected cost of materials and labor, productivity, scheduling and other factors affect the total estimated costs. Additionally, external factors, including weather or other factors outside of our control, may also affect the progress and estimated cost of a project's completion and, therefore, the timing of income and revenue recognition. We routinely review estimates related to our contracts and reflect revisions to profitability in earnings immediately. If a current estimate of total contract cost indicates an ultimate loss on a contract, we recognize the projected loss in full when we determine it. In prior years, we have recorded adjustments to earnings as a result of revisions to contract estimates. These include a loss on our first steel tube umbilical project in 2001 and losses on fixed-price jobs in India in 2000 for services we no longer provide in foreign markets. Although we are continually striving to improve our ability to estimate our contract costs and profitability, adjustments to overall contract costs may continue to be significant in future periods.

Long-lived Assets. We evaluate our property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be appropriate. We base these evaluations on a comparison of the assets' fair values, which are generally based on forecasts of cash flows associated with the assets, or fair market value of the assets, to the carrying amounts of the assets. Any impairment is recorded as the amount, if any, by which the carrying amounts exceed the fair values. During the years ended December 31, 2002 and 2001 and the nine-month period ended December 31, 2000, we recorded $0.7 million, $2.1 million and $2.5 million, respectively, in impairment charges related to property and equipment. Our expectations regarding future sales and undiscounted cash flows are highly subjective, cover extended periods of time and depend on a number of factors outside our control, such as changes in general economic conditions, laws and regulations. Accordingly, these expectations could differ significantly from year to year.

We expense the costs of repair and maintenance as we incur them, except for drydocking costs associated with our larger vessels. We estimate and accrue these drydock costs over a period of time in advance of future drydockings. We recognize differences between the estimates and actual costs incurred in the income statement.

Loss Contingencies. We self-insure for workers' compensation, maritime employer's liability and comprehensive general liability claims to levels we consider financially prudent and carry insurance for exposures beyond the self-insurance levels, which can be by occurrence or in the aggregate. We determine the level of accruals by reviewing our historical experience and current year claim activity. We do not record accruals on a present-value basis. We review each claim with insurance adjusters and establish specific reserves for known liabilities. We establish an additional reserve for incidents incurred but not reported to us for each year using our estimates and based on prior experience. We believe we have established adequate accruals for uninsured expected liabilities arising from those obligations. However, it is possible that future earnings could be affected by changes in our estimates relating to these matters.

We are involved in various claims and actions against us, most of which are covered by insurance. We believe that our ultimate liability, if any, that may result from these claims and actions will not materially affect our financial position, cash flows or results of operations.

For a summary of our major accounting policies, please read Note 1 to our Consolidated Financial Statements.

Liquidity and Capital Resources

We consider our liquidity and capital resources adequate to support our operations and internally generated growth initiatives. At December 31, 2002, we had working capital of $117 million, including cash of $66 million. Additionally, we had $80 million available under our revolving credit facility, which is scheduled to expire in October 2003.

We expect operating cash flow to meet our ongoing annual cash requirements, including debt service, for the foreseeable future. Net cash provided by operating activities was $123 million and $60 million for the years ended December 31, 2002 and 2001, respectively, and $41 million for the nine-month period ended December 31, 2000.

Our capital expenditures for the years ended December 31, 2002 and 2001 and the nine-month period ended December 31, 2000 were $35 million, $58 million and $102 million, respectively. Capital expenditures during 2002 included ROV additions and replacements, a replacement diving service vessel and additions related to the products and controls division of our Subsea Products segment. Capital expenditures during 2001 included expenditures for additional ROVs, completion of the *Ocean Legend* and upgrades and life extension of the *Ocean Producer* necessary for its new seven-year contract, which began in the fourth quarter of 2001. Capital expenditures during the nine-month period ended December 31, 2000 included expenditures for the conversion of a jackup drilling rig to a mobile offshore production unit, the *Ocean Legend,* for initial use offshore Western Australia, ROV additions and construction costs to complete our second multiservice vessel.

We had no major commitments for capital expenditures at December 31, 2002.

In April 1997, we approved a plan to repurchase up to a maximum of 3 million shares of our common stock, and we completed this plan in 2002, at a total cost of $50 million. We reissued all of these shares through our incentive plans, as restricted stock, contributions to our 401(k) plan or for exercised stock options. For a description of our incentive plans, please read Note 8 to our Consolidated Financial Statements. In September

2002, we approved a plan to repurchase up to 3 million shares, or $75 million, of our common stock. Pursuant to this plan, we repurchased 288,500 shares of common stock during the year ended December 31, 2002, at a total cost of $6.7 million.

At December 31, 2002, we had long-term debt of $118 million and a 27% debt-to-total capitalization ratio. We have $100 million of 6.72% Senior Notes to be repaid from 2006 through 2010. We have an $80 million revolving credit facility, under which we had no outstanding borrowings and $80 million available for future borrowings at December 31, 2002. This facility is scheduled to expire in October 2003. We expect to put a new revolving credit facility in place before the current facility expires. In March 2000, we added a $50 million term-loan facility, which is to be repaid through April 2004.

At December 31, 2002, we had $18 million in outstanding borrowings under the term-loan facility. Both the revolving credit and term-loan facilities have short-term interest rates that float with market rates, plus applicable spreads. We have effectively fixed the interest rate on the term loan at approximately 4% through an interest rate swap. We have no off-balance-sheet debt and have not guaranteed any debt not reflected on our consolidated balance sheet.

Because of our significant foreign operations, we are exposed to currency fluctuations and exchange risks. We generally minimize these risks primarily through matching, to the extent possible, revenues and expenses in the various currencies in which we operate. Cumulative translation adjustments as of December 31, 2002 relate primarily to our permanent investments in and loans to our foreign subsidiaries. Inflation has not had a material effect on us in the past two years and no such effect is expected in the near future.

Restatement

We have restated our financial statements as of and for the year ended December 31, 2001 and for the nine-month period ended December 31, 2000 to correct errors related to our accounting for, among other things, restricted stock expense, Brazilian currency translation and the timing of certain employee benefit accruals. The following discussion addresses those financial statements as restated. See Note 2 to Consolidated Financial Statements for additional details concerning the restatement.

Results of Operations

The table below sets out revenue and profitability for the years ended December 31, 2002 and 2001 and the nine-month period ended December 31, 2000.

	Year Ended December 31,		Nine-Month Period Ended December 31,
(dollars in thousands)	2002	2001	2000
Revenue	$547,467	$524,660	$306,890
Gross Margin	114,165	100,331	49,610
Gross Margin %	21%	19%	16%
Net Income	40,133	31,322	9,122

Information on our business segments is shown in Note 6 of the Notes to Consolidated Financial Statements included in this report.

Offshore Oil and Gas. The table below sets out revenue and profitability for our Offshore Oil and Gas business for the years ended December 31, 2002 and 2001 and the nine-month period ended December 31, 2000.

	Year Ended December 31,		Nine-Month Period Ended December 31,
(dollars in thousands)	2002	2001	2000
Remotely Operated Vehicles			
Revenue	$149,619	$153,929	$ 78,953
Gross Margin	39,538	48,253	21,584
Gross Margin %	26%	31%	27%
Operating Income	32,213	40,159	15,702
Operating Income %	22%	26%	20%
Subsea Products			
Revenue	123,227	126,448	64,931
Gross Margin	29,420	20,301	8,734
Gross Margin %	24%	16%	13%
Operating Income	19,655	11,509	3,714
Operating Income %	16%	9%	6%
Mobile Offshore Production Systems			
Revenue	48,538	39,154	15,788
Gross Margin	21,180	12,518	6,115
Gross Margin %	44%	32%	39%
Operating Income	18,988	10,428	4,948
Operating Income %	39%	27%	31%
Other Services			
Revenue	122,735	102,250	65,206
Gross Margin	22,031	15,502	9,140
Gross Margin %	18%	15%	14%
Operating Income	14,518	8,441	2,160
Operating Income %	12%	8%	3%
Total Offshore Oil and Gas			
Revenue	$444,119	$421,781	$224,878
Gross Margin	112,169	96,574	45,573
Gross Margin %	25%	23%	20%
Operating Income	85,374	70,537	26,524
Operating Income %	19%	17%	12%

In response to (1) continued increasing demand to support deepwater drilling and (2) identified future construction and production maintenance work, we extended our ROV fleet expansion program in 1997 by announcing plans for additional new ROVs. These new vehicles are designed for use around the world in water depths to 10,000 feet and in severe weather conditions. We have added over 75 ROVs to our fleet during the last several years and we plan to add additional vehicles at a rate dependent on market demand.

In the past few years, we have sold or exchanged our foreign diving-related assets, which were part of our Other Services segment, to concentrate on our other deepwater services and products which have potential for higher margins:

- In April 1997, we sold our North Sea diving assets, including a diving support vessel;
- In March 2000, we sold our West Africa diving and related vessel assets; and
- In September 2000, we exchanged our Asia, Australia and Middle East diving assets, including a diving support vessel, for 11 ROVs.

For the year ended December 31, 2002, ROV revenue was 3% lower than the prior year. Gross margin declined 18% and gross margin percentage declined 5%. These declines resulted from a decrease in fleet utilization of 7%, from 76% to 69%, and an increase in repair and maintenance expenses. In the year ended December 31, 2001, ROV gross margin percentage rose 4% over the nine-month period ended December 31, 2000. The increase was the result of more ROVs available for service and an increase in ROV utilization from 67% to 76%. We anticipate ROV utilization and margins to slightly increase in 2003 due to programs we have put in place to improve our ROV marketing and operations.

Subsea Products revenue in 2002 was 3% lower than in 2001, while gross margin and operating income percentages were up 8% and 7%, respectively. In 2001, we were producing our first large steel tube umbilical order at a loss. When we completed the project in the first half of 2001, the resulting available capacity allowed our U.K. plant to take on profitable work. In 2002, we completed manufacturing an order in excess of $30 million in our Brazilian plant. This was the largest umbilical contract in our company's history. Both gross margin and operating income percentages for Subsea Products rose 3% in 2001 over the nine-month period ended December 31, 2000 from improved pricing. We anticipate lower results from our Subsea Products segment in 2003, particularly in the first half of the year, as our backlog at December 31, 2002 was lower than it was at December 31, 2001.

Mobile Offshore Production Systems revenue was up 24% for 2002 as compared to 2001, primarily from a full year of service from the *Ocean Legend*, as compared to eight months in 2001. Gross margin percentage and operating income percentage were both up 12%. In 2002 we received and recognized $1.3 million as revenue relating to a 2001 dispute with our customer. In addition, the *Ocean Producer* began operation under a new seven-year contract in the fourth quarter of 2001, at higher revenues and margins than its prior contract. Gross margin percentage for Mobile Offshore Production Systems was 7% lower in 2001 than for the nine-month period ended December 31, 2000 primarily because the 2000 period had $4.3 million of gains on the sales of two out-of-service semisubmersible rigs, partially offset by a $2.5 million writedown of a tanker we had been holding for conversion into production service. We anticipate slightly lower results from our Mobile Offshore Production Systems operations in 2003 as a result of a lower dayrate for the *Ocean Legend*, which took effect when its contract was extended in May 2002. The contract now is scheduled to expire in May 2006.

Other Services revenue increased 20% for 2002 as compared to 2001, while gross margin and operating margin increased 3% and 4%, respectively. A significant improvement in offshore activity in the Gulf of Mexico was the impetus for these improvements. We experienced an increase in utilization and profitability from our two Gulf of Mexico Ocean Intervention multiservice vessels in 2002, along with a contribution from a significant engineering and specialized diving contract. Gross margin and operating income percentages were higher for 2001 as compared to the nine-month period ended December 31, 2000 primarily because the 2000 period included losses from two large fixed-price jobs in India incurred before we sold those operations in September 2000. We anticipate lower results from our Other Services on lower Ocean Intervention vessel utilization and lower contribution from our Gulf of Mexico diving operations. In January 2003, we purchased OIS

International Inspection plc for $27 million in cash. OIS is a global provider of non-destructive testing and inspection services, principally to the oil and gas industry. We do not expect the acquisition to materially affect our results in 2003.

Advanced Technologies. The table below sets out revenue and profitability for this segment for the years ended December 31, 2002 and 2001 and the nine-month period ended December 31, 2000.

	Year Ended December 31,		Nine-Month Period Ended December 31,
(dollars in thousands)	2002	2001	2000
Revenue	$103,348	$102,879	$82,012
Gross Margin	20,078	20,342	13,810
Gross Margin %	19%	20%	17%
Operating Income	10,979	12,215	8,553
Operating Income %	11%	12%	10%

Advanced Technologies revenue, gross margin and gross margin percentage for 2002 was about the same as 2001. During 2002 an increase in marine services offset a decline in subsea telecommunication cable ROV services and lower space-related product sales. 2002 operating income declined by $1.2 million, or 10%, due to a $1.4 million charge to selling, general and administrative expenses for a doubtful account receivable related to work performed in prior years for an aerospace industry customer. Our gross margin and operating margin percentages were higher in 2001 over the nine-month period ended December 31, 2000 primarily because the 2000 period included provisions totaling $1.8 million relating to operations of a division we no longer own.

We anticipate 2003 revenues, gross margin and gross margin percentage to be similar to 2002 results. However, we expect our business mix of projects to change — with higher activity related to: vessel maintenance; pier and mooring repairs; submarine services for the U.S. Navy; and design and construction of specialized equipment for theme parks. We expect our operating income to increase in 2003, primarily as a result of the negative impact in 2002 of the charge for the doubtful receivable described above.

Unallocated Expenses. Our unallocated expenses, *i.e.*, those not associated with a specific business segment, within gross margin consist of expenses related to our incentive and deferred compensation plans, including restricted stock and bonuses, as well as other general expenses. Our restricted stock expense varies with the market price of our common stock. Our unallocated expenses within operating income consist of those within gross margin plus general and administrative expenses related to corporate functions. The table below sets out our unallocated expenses for the years ended December 31, 2002 and 2001 and the nine-month period ended December 31, 2000.

	Year Ended December 31,		Nine-Month Period Ended December 31,
(dollars in thousands)	2002	2001	2000
Gross margin expenses	$(18,082)	$(16,585)	$ (9,773)
% of revenue	3%	3%	3%
Operating expenses	(28,650)	(26,154)	(16,327)
% of revenue	5%	5%	5%

Other. General and administrative expenses were at a relatively flat rate over the periods presented, except that 2002 contained a $1.4 million charge for the doubtful account receivable mentioned in the Advanced Technologies segment discussion above. Interest expense increased through 2001 as a result of our increased borrowings to fund capital expenditures and repurchases of common stock. Interest expense declined in 2002, as we generated sufficient cash flow to reduce our debt by $52 million and increase our cash by $56 million.

Interest expense is net of capitalized interest of $2.0 million for the year ended December 31, 2001 and $3.0 million for the nine-month period ended December 31, 2000. Equity in earnings of unconsolidated affiliates primarily relates to our 50% share of our commercial cable laying and maintenance venture. Due to the current condition of the telecommunications market, this venture is currently inactive and the single vessel used in the venture is being marketed for oilfield and other uses. Other income (expense), net primarily consists of foreign currency gains and losses.

Our effective tax rate, determined after consideration of valuation allowances and foreign, state and local taxes, was 29%, 35% and 36% for the years ended December 31, 2002 and 2001 and the nine-month period ended December 31, 2000, respectively. We lowered our effective tax rate to 29% in 2002 as we anticipate that we will be able to realize foreign tax credits and we were able to finalize tax positions related to the foreign vessel and diving operations that we sold in 2000. For 2003, we anticipate an effective tax rate of approximately 35%.

New Reporting Requirements

In June 2001, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 143, *Accounting For Asset Retirement Obligations*, which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This standard requires entities to record the fair value of a liability for an asset retirement obligation in the period incurred. We do not anticipate the adoption of SFAS No. 143 as of January 1, 2003 will have a material effect on our consolidated financial position or results of operations.

Effective January 1, 2002, we adopted SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* which provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets and modifies the accounting and reporting of discontinued operations. The adoption of SFAS No. 144 did not have an impact on our consolidated financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections.* SFAS No. 145, which is effective for fiscal years beginning after May 15, 2002, provides guidance for income statement classification of gains and losses on extinguishment of debt and accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. We do not believe the adoption of this statement will have a material impact on our consolidated financial position or results of operations.

In July 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities.* SFAS No. 146 requires companies to recognize costs associated with restructurings, discontinued operations, plant closings, or other exit or disposal activities when incurred as opposed to when the entity commits to an exit plan. The provisions of this statement are effective for exit or disposal activities initiated after December 31, 2002. We do not believe the adoption of this statement will have a material impact on our consolidated financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock Compensation – Transition and Disclosure.* SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation and amends the disclosure requirements of SFAS No. 123. SFAS No. 148 is effective for fiscal years ending after December 15, 2002. We continue to use the intrinsic value method of accounting for stock-based compensation. As a result, the adoption of SFAS No. 148 did not have a material effect on our consolidated financial position or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are currently exposed to certain market risks arising from transactions we have entered into in the normal course of business. These risks relate to interest rate changes and fluctuations in foreign exchange rates. We do not believe these risks are material. We have not entered into any market risk sensitive instruments for trading purposes. We manage our exposure to interest rate changes through the use of a combination of fixed and floating rate debt and an interest rate hedge. See Note 4 of Notes to Consolidated Financial Statements included in this report for a description of our long-term debt agreements, interest rates and maturities. We believe that significant interest rate changes will not have a material near-term impact on our future earnings or cash flows. Because we operate in various oil and gas exploration and production regions in the world, we conduct a portion of our business in currencies other than the U.S. dollar. The functional currency for many of our international operations is the applicable local currency. We manage our exposure to changes in foreign exchange rates primarily through arranging compensation in U.S. dollars or freely convertible currency and, to the extent possible, by limiting compensation received in other currencies to amounts necessary to meet obligations denominated in those currencies. We use the exchange rate in effect as of the balance sheet date to translate assets and liabilities as to which the functional currency is the local currency, resulting in translation adjustments we reflect as accumulated other comprehensive income or loss in the shareholders' equity section of our Consolidated Balance Sheets. We recorded an $11.8 million adjustment to our equity accounts for the year ended December 31, 2002 to reflect the net impact of the strengthening of various foreign currencies against the U.S. dollar for locations where the functional currency is not the U.S. dollar.

Our Subsea Products business in Brazil conducts much of its operations in U.S. dollars, which is its functional currency. We recorded $1.9 million of foreign currency losses in our statement of operations in 2002 related to our operations in Brazil.

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and Board of Directors of Oceaneering International, Inc.:

We have audited the accompanying consolidated balance sheets of Oceaneering International, Inc. and subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of income, cash flows and shareholders' equity and comprehensive income for each of the two years in the period ended December 31, 2002 and for the nine-month period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Oceaneering International, Inc. and subsidiaries as of December 31, 2002 and 2001 and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2002 and for the nine-month period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, the Company has restated its financial statements for the year ended December 31, 2001 and for the nine-month period ended December 31, 2000. Also, as discussed in Note 1 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill and other intangible assets.

ERNST & YOUNG LLP

Houston, Texas
February 19, 2003

OCEANEERING INTERNATIONAL, INC. & SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)	December 31, 2002	2001 *(restated)*
ASSETS		
Current Assets:		
Cash and cash equivalents	**$ 66,201**	$ 10,474
Accounts receivable, net of allowances for doubtful accounts of $2,763 and $1,349	**119,393**	128,909
Revenue in excess of amounts billed	**4,719**	25,805
Prepaid expenses and other	**42,757**	40,465
Total current assets	**233,070**	205,653
Property and Equipment, at cost:		
Marine services equipment	**355,523**	340,114
Mobile offshore production equipment	**138,356**	142,186
Manufacturing facilities	**49,173**	45,335
Other	**45,468**	46,103
	588,520	573,738
Less accumulated depreciation	**266,130**	231,402
Net property and equipment	**322,390**	342,336
Other Assets:		
Goodwill	**14,658**	13,884
Other	**20,230**	18,458
Total Assets	**$590,348**	$580,331
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	**$ 21,918**	$ 28,902
Accrued liabilities	**74,105**	81,839
Income taxes payable	**15,208**	10,257
Current portion of long-term debt	**4,800**	--
Total current liabilities	**116,031**	120,998
Long-term Debt, net of current portion	**112,800**	170,000
Other Long-term Liabilities	**47,652**	39,117
Commitments and Contingencies		
Shareholders' Equity:		
Common Stock, par value $0.25 per share; 90,000,000 shares authorized; 24,813,289 and 24,017,046 shares issued	**6,203**	6,004
Additional paid-in capital	**108,826**	89,221
Treasury stock; 316,351 and 249,872 shares at cost	**(7,309)**	(3,353)
Retained earnings	**215,750**	175,617
Accumulated other comprehensive income (loss)	**(9,605)**	(17,273)
Total shareholders' equity	**313,865**	250,216
Total Liabilities and Shareholders' Equity	**$590,348**	$580,331

The accompanying Notes are an integral part of these Consolidated Financial Statements.

OCEANEERING INTERNATIONAL, INC. & SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)	Year Ended December 31, 2002	Year Ended December 31, 2001 *(restated)*	Nine-Month Period Ended December 31, 2000 *(restated)*
Revenue	**$547,467**	$524,660	$306,890
Cost of Services and Products	**433,302**	424,329	257,280
Gross margin	**114,165**	100,331	49,610
Selling, General and Administrative Expense	**46,462**	43,733	30,860
Income from operations	**67,703**	56,598	18,750
Interest Income	**668**	491	386
Interest Expense, net of amounts capitalized	**(8,610)**	(9,928)	(5,629)
Equity earnings (losses) of unconsolidated affiliates	**(906)**	1,626	(139)
Other Income (Expense), Net	**(2,287)**	(974)	299
Minority Interests	**(43)**	352	586
Income before income taxes	**56,525**	48,165	14,253
Provision for Income Taxes	**(16,392)**	(16,843)	(5,131)
Net Income	**$ 40,133**	$ 31,322	$ 9,122
Basic Earnings per Share	**$1.67**	$1.37	$0.41
Diluted Earnings per Share	**$1.63**	$1.33	$0.40
Weighted average number of common shares	**24,047**	22,870	22,231
Incremental shares from stock options	**636**	760	544
Weighted average number of common shares and equivalents	**24,683**	23,630	22,775

The accompanying Notes are an integral part of these Consolidated Financial Statements.

OCEANEERING INTERNATIONAL, INC. & SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Year Ended December 31, 2002	Year Ended December 31, 2001	Nine-Month Period Ended December 31, 2000
		(restated)	*(restated)*
Cash Flows from Operating Activities:			
Net income	**$ 40,133**	$31,322	$ 9,122
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**52,341**	47,906	30,664
Non-cash compensation and other	**1,786**	4,052	1,056
Increase (decrease) in cash from:			
Accounts receivable and revenue in excess of amounts billed, net	**30,602**	(47,297)	11,155
Prepaid expenses and other current assets	**(2,294)**	(1,556)	(16,516)
Other assets	**(2,318)**	(514)	4,387
Accounts payable	**(6,984)**	3,814	(9,518)
Accrued liabilities	**(8,177)**	14,721	6,053
Income taxes payable	**8,664**	7,526	1,607
Other long-term liabilities	**9,468**	138	2,578
Total adjustments to net income	**83,088**	28,790	31,466
Net Cash Provided by Operating Activities	**123,221**	60,112	40,588
Cash Flows from Investing Activities:			
Purchases of property and equipment and other	**(34,552)**	(57,661)	(101,641)
Dispositions of property and equipment	**7,365**	115	8,122
Decrease (increase) in other assets	**2,470**	(2,698)	(2,601)
Net Cash Used in Investing Activities	**(24,717)**	(60,244)	(96,120)
Cash Flows from Financing Activities:			
Net proceeds (payments) on revolving credit and other long-term debt	**(23,000)**	(42,060)	36,748
Proceeds from term loan	**--**	35,000	15,000
Payments of term loan	**(29,400)**	(3,000)	--
Proceeds from issuance of common stock	**19,147**	10,896	2,694
Purchases of treasury stock	**(9,524)**	(141)	--
Net Cash Provided by Financing Activities	**(42,777)**	695	54,442
Net Increase (Decrease) in Cash and Cash Equivalents	**55,727**	563	(1,090)
Cash and Cash Equivalents – Beginning of Period	**10,474**	9,911	11,001
Cash and Cash Equivalents – End of Period	**$ 66,201**	$10,474	$ 9,911

The accompanying Notes are an integral part of these Consolidated Financial Statements.

OCEANEERING INTERNATIONAL, INC. & SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(in thousands, as restated)	Common Stock Issued Shares	Common Stock Issued Amounts	Additional Paid-in Capital	Unearned Compensation	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, March 31, 2000	**24,017**	**$ 6,004**	**$ 90,210**	**$(8,593)**	**$(16,050)**	**$135,173**	**$(12,262)**	**$194,482**
Comprehensive Income:								
Net Income	--	--	--	--	--	9,122	--	9,122
Translation adjustments	--	--	--	--	--	--	(3,692)	(3,692)
Total Comprehensive Income	--	--	--	--	--	9,122	(3,692)	5,430
Restricted stock issued	--	--	--	(214)	214	--	--	--
Restricted stock expense	--	--	--	2,300	--	--	--	2,300
Restricted stock market adjustments	--	--	165	(165)	--	--	--	--
Restricted stock forfeitures	--	--	--	40	(40)	--	--	--
Stock options exercised	--	--	(57)	--	880	--	--	823
Tax benefits from stock plans	--	--	160	--	--	--	--	160
Treasury stock issued to company benefit plan, at average cost	--	--	--	--	1,872	--	--	1,872
Stock grants	--	--	(1)	--	1	--	--	--
Balance, December 31, 2000	**24,017**	**6,004**	**90,477**	**(6,632)**	**(13,123)**	**144,295**	**(15,954)**	**205,067**
Comprehensive Income:								
Net Income	--	--	--	--	--	31,322	--	31,322
Change in fair value of interest rate hedge	--	--	--	--	--	--	64	64
Translation adjustments	--	--	--	--	--	--	(1,383)	(1,383)
Total Comprehensive Income	--	--	--	--	--	31,322	(1,319)	30,003
Restricted stock expense	--	--	--	2,608	--	--	--	2,608
Restricted stock market adjustments	--	--	961	(961)	--	--	--	--
Restricted stock forfeitures	--	--	--	786	(786)	--	--	--
Stock options exercised	--	--	200	--	8,271	--	--	8,471
Tax benefits from stock plans	--	--	1,782	--	--	--	--	1,782
Treasury stock purchases	--	--	--	--	(141)	--	--	(141)
Treasury stock issued to company benefit plan, at average cost	--	--	--	--	2,426	--	--	2,426
Balance, December 31, 2001	**24,017**	**6,004**	**93,420**	**(4,199)**	**(3,353)**	**175,617**	**(17,273)**	**250,216**
Comprehensive Income:								
Net Income	--	--	--	--	--	40,133	--	40,133
Change in fair value of interest rate hedge	--	--	--	--	--	--	(372)	(372)
Minimum pension liability adjustment	--	--	--	--	--	--	(3,723)	(3,723)
Translation adjustments	--	--	--	--	--	--	11,763	11,763
Total Comprehensive Income	--	--	--	--	--	40,133	7,668	47,801
Restricted stock expense	--	--	--	3,078	--	--	--	3,078
Restricted stock market adjustments	--	--	1,231	(1,231)	--	--	--	--
Restricted stock forfeitures	--	--	--	28	(138)	--	--	(110)
Stock options exercised	786	196	12,268	--	4,635	--	--	17,099
Tax benefits from stock plans	--	--	3,873	--	--	--	--	3,873
Treasury stock purchases	--	--	--	--	(9,524)	--	--	(9,524)
Treasury stock issued to company benefit plan, at average cost	10	3	357	--	1,066	--	--	1,426
Stock grants	--	--	1	--	5	--	--	6
Balance, December 31, 2002	**24,813**	**$ 6,203**	**$111,150**	**$(2,324)**	**$ (7,309)**	**$215,750**	**$ (9,605)**	**$313,865**

The accompanying Notes are an integral part of these Consolidated Financial Statements.

OCEANEERING INTERNATIONAL, INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF MAJOR ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Oceaneering International, Inc. and its 50% or more owned and controlled subsidiaries. Oceaneering accounts for its investments in unconsolidated affiliated companies under the equity method. All significant intercompany accounts and transactions have been eliminated. As used in these notes, references to "Oceaneering" mean Oceaneering International, Inc. and its 50% or more owned and controlled subsidiaries.

Effective November 1, 2000, Oceaneering's Board of Directors approved the change of its year-end to December 31 from March 31. In connection with the transition, Oceaneering reported on the nine-month period from April 1, 2000 to December 31, 2000.

Restatement

Oceaneering has restated its previously issued financial statements to correct errors related to its accounting for restricted stock expense, Brazilian currency translation and the timing of certain employee benefit accruals, among other things. See Note 2 to Consolidated Financial Statements for additional details concerning the restatement.

Cash and Cash Equivalents

Cash and cash equivalents include demand deposits and highly liquid investments with original maturities of three months or less from the date of the investment.

Accounts Receivable – Allowances for Doubtful Accounts

The following table sets forth the activity of our allowances for doubtful accounts receivable:

		Additions			
(in thousands)	Balance at beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at end of Period
For the nine-month period ended December 31, 2000	$ 500	$ 10	$ --	$ --	$ 510
For the year ended December 31, 2001	$ 510	$ 799	$ 40	$ --	$1,349
For the year ended December 31, 2002	$1,349	$1,463	$ 64	$113	$2,763

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following:

	December 31,	
(in thousands)	2002	2001
		(restated)
Spare parts for remotely operated vehicles	$11,577	$14,316
Inventories, primarily raw materials	9,303	9,209
Deferred taxes	16,634	10,359
Other	5,243	6,581
Total	$42,757	$40,465

Inventory is priced at lower of cost or market. Oceaneering determines cost using the weighted-average method.

Property and Equipment

Oceaneering provides for depreciation of property and equipment primarily on the straight-line method over estimated useful lives of three to 20 years for marine services equipment, up to 12 years for mobile offshore production equipment and three to 25 years for buildings, improvements and other equipment.

The costs of repair and maintenance of property and equipment are charged to operations as incurred, while the costs of improvements are capitalized. Oceaneering estimates and accrues in advance for anticipated drydocking expenses of its larger vessels. Oceaneering recognizes differences between the estimates and the actual costs in the income statement.

The following table sets forth the activity of our accruals for drydocking for the periods presented:

		Additions			
(in thousands)	Balance at beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at end of Period
For the nine-month period ended December 31, 2000	$2,427	$1,371	$(60)	$ 578	$3,160
For the year ended December 31, 2001	$3,160	$1,293	$(29)	$ 810	$3,614
For the year ended December 31, 2002	$3,614	$ (89)	$ 63	$1,493	$2,095

Oceaneering capitalizes interest on assets where the construction period is anticipated to be more than three months. Oceaneering does not allocate general administrative costs to capital projects. Upon the disposition of property and equipment, the related cost and accumulated depreciation accounts are relieved and any resulting gain or loss is included as an adjustment to cost of services and products.

During the nine-month period ended December 31, 2000, Oceaneering exchanged its diving-related assets, including a vessel, in Asia, Australia and the Middle East for 11 remotely operated vehicles. The assets acquired were recorded at their fair market values and the transaction did not result in a material gain or loss to Oceaneering.

Management periodically, and upon the occurrence of a triggering event, reviews the realizability of long-lived assets, excluding goodwill and indefinite-lived intangibles, to be held and used by Oceaneering to determine whether any events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. For long-lived assets to be held and used, Oceaneering bases its evaluation on impairment indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements and other external market conditions or factors that may be present. If such impairment indicators are present or other factors exist that indicate that the carrying amount of the asset may not recoverable, Oceaneering determines whether an impairment has occurred through the use of an undiscounted cash flows analysis of the asset at the lowest level for which identifiable cash flows exist, or quoted market prices. If an impairment has occurred, Oceaneering recognizes a loss for the difference between the carrying amount and the fair value of the asset. For assets held for sale or disposal, the fair value of the asset is measured using quoted market prices. Assets are classified as held for sale when Oceaneering has a plan for disposal of certain assets and those assets meet the held for sale criteria of SFAS No. 144. During the year ended December 31, 2002, Oceaneering recorded an impairment adjustment of $700,000 in the form of additional depreciation of surplus ROV equipment. During the year ended December 31, 2001 and the nine-month period ended December 31, 2000, Oceaneering recorded impairment adjustments of $1.5 million and $2.5 million, respectively, in the form of additional depreciation included in Cost of Services and Products within the Mobile Offshore Production Systems business segment. These adjustments decreased the carrying value of an out-of-service tanker to its estimated scrap value. During the year ended December 31, 2001, Oceaneering also recorded an impairment adjustment of $600,000 in the form of additional depreciation included in the Cost of Services and Products within the Other Services business segment. This adjustment decreased the carrying value of a crane barge held for sale to its estimated market value. No other impairment adjustments were made during the periods presented.

Goodwill

Effective January 1, 2002, Oceaneering adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets.* This standard changed the accounting for goodwill and certain other intangible assets from an amortization method to an impairment-only approach. The standard also requires a reassessment of the useful lives of identifiable intangible assets other than goodwill and at least an annual test for impairment of goodwill and intangibles with indefinite lives.

In accordance with the requirements of SFAS No. 142, Oceaneering tested the goodwill attributable to each of its reporting units for impairment as of January 1, 2002 and December 31, 2002 and concluded that none of its goodwill was impaired. Oceaneering's reporting units are its product and service lines one level below its reportable business segments. Oceaneering estimated fair value using discounted cash flow methodologies and market comparable information.

Had Oceaneering accounted for its goodwill and certain other intangible assets under SFAS No. 142 for all prior periods presented, Oceaneering's net income and earnings per common share would have been as follows:

(in thousands, except per share amounts)	Year Ended December 31, 2001	Nine-Month Period Ended December 31, 2000
	(restated)	*(restated)*
Reported net income	$31,322	$9,122
Amortization expense, net of tax	1,102	586
Net income, as adjusted	$32,424	$9,708
Earnings per common share, as adjusted:		
Basic	$1.42	$0.44
Diluted	$1.37	$0.43

Revenue Recognition

Oceaneering's revenue is primarily derived from billings under contracts that provide for specific time, material and equipment charges, which are accrued daily and billed periodically, ranging from weekly to monthly. Significant lump-sum contracts, which occur particularly in the Subsea Products and Advanced Technologies segments, are accounted for using the percentage-of-completion method. Under this method, Oceaneering measures the extent of progress toward completion based on costs incurred to date as a percentage of total estimated costs. Changes in the expected cost of materials and labor, productivity, scheduling and other factors affect the total estimated costs. Additionally, external factors, including weather or other factors outside of Oceaneering's control, may also affect the progress and estimated cost of a project's completion and, therefore, the timing of income and revenue recognition. Oceaneering records anticipated losses on contracts, if any, in the period during which those losses are first determinable.

Revenue in Excess of Amounts Billed relates to recoverable costs and accrued profits on contracts in process. Billings in Excess of Revenue Recognized on uncompleted contracts are classified in accrued liabilities.

Revenue in Excess of Amounts Billed is summarized as follows:

(in thousands)	December 31, 2002	December 31, 2001
Revenues recognized on uncompleted contracts	$46,363	$157,858
Less: Billings of customers	(41,644)	(132,053)
Revenue in excess of amounts billed	$ 4,719	$ 25,805

Billings in Excess of Revenue Recognized are summarized as follows:

(in thousands)	December 31, 2002	December 31, 2001
Amounts billed to customers	$23,155	$26,745
Less: Revenues recognized	(20,073)	(23,752)
Billings in excess of revenue recognized	$ 3,082	$ 2,993

Stock Options

In December 2002, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 148, *Accounting for Stock-Based Compensation-Transition and Disclosure*. SFAS No. 148 amends SFAS No. 123, *Accounting for Stock-Based Compensation* to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. As permitted under SFAS No. 123, Oceaneering continues to use the intrinsic value method of accounting established by Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, to account for its stock-based compensation programs. Accordingly, Oceaneering does not recognize any compensation expense when the exercise price of an employee stock option is equal to the Common Share market price on the grant date. The following illustrates the pro forma effect on net income and earnings per share if Oceaneering had applied the fair value recognition provisions of SFAS No. 123:

	Year Ended December 31,		Nine-Month Period Ended December 31,
(in thousands)	2002	2001	2000
		(restated)	*(restated)*
Net income:			
As reported	$40,133	$31,322	$ 9,122
Pro forma additional compensation expense determined under fair value methods for all awards, net of income tax benefit	(4,998)	(3,807)	(2,176)
Pro forma	$35,135	$27,515	$ 6,946
Pro forma earnings per common share:			
Basic	$1.46	$1.20	$0.31
Diluted	$1.42	$1.16	$0.30

For purposes of these pro forma disclosures, the fair value of each option grant is estimated on the date of grant using a Black-Scholes option pricing model. The following assumptions for the years ended December 31, 2002 and 2001 and the nine-month period ended December 31, 2000, respectively, were computed on a weighted average basis: expected volatility of 49.2%, 57.1% and 51.2%; risk-free interest rate of 1.94%, 4.69% and 6.13%; expected life of 3.0, 3.0 and 4.5 years; and no expected dividends. The weighted average fair value of the options granted in the years ended December 2002 and 2001 and the nine-month period ended December 31, 2000 was $8.74, $9.98 and $7.18, respectively. The estimated fair value of the options is amortized to pro forma expense over the options' expected lives.

Income Taxes

Oceaneering provides income taxes at appropriate tax rates in accordance with its interpretation of the respective tax laws and regulations after review and consultation with its internal tax department, tax advisors and, in some cases, legal counsel in various jurisdictions. Deferred income taxes are provided for temporary differences in the recognition of income and expense for financial and tax reporting purposes. Oceaneering's policy is to provide for deferred U.S. income taxes on repatriated foreign income only to the extent such income is not to be invested indefinitely in the related foreign entity.

Foreign Currency Translation

The functional currency for several of Oceaneering's foreign subsidiaries is the applicable local currency. Results of operations for foreign subsidiaries with functional currencies other than the U.S. dollar are translated into U.S. dollars using average exchange rates during the period. Assets and liabilities of these foreign subsidiaries are translated into U.S. dollars using the exchange rates in effect at the balance sheet date, and the resulting translation adjustments are accumulated as a component of shareholders' equity. All foreign currency transaction gains and losses are recognized currently in the Consolidated Statements of Income.

Oceaneering's subsidiary in Brazil uses the US dollar as its functional currency. These financial statements are translated as follows: non-monetary assets, share par value and paid-in capital are translated at historical exchange rates; revenue and expenses are translated at the average rates of exchange during the period, except for depreciation and amortization and material transfers from inventory, which are translated at historical exchange rates; and all other financial statement accounts are translated at the rate of exchange at period end. Remeasurement adjustments are credited or charged directly to income.

Earnings Per Share

Basic and diluted earnings per share are computed by dividing net income by the weighted average number of common shares and the weighted average number of common shares plus common share equivalents, respectively. The weighted average number of common shares and equivalents for 2002 and 2001 exclude averages of 1,365,000 and 667,000 stock options, respectively, which were antidilutive.

Financial Instruments

Oceaneering recognizes all derivative instruments as either assets or liabilities in the balance sheet and measures those instruments at fair value. Subsequent changes in fair value are reflected in current earnings or other comprehensive income, depending on whether a derivative instrument is designated as part of a hedge relationship and, if it is, the type of hedge relationship.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

New Reporting Requirements

In June 2001, the FASB issued SFAS No. 143, *Accounting For Asset Retirement Obligations*, which addresses financial accounting and reporting for obligation associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This standard requires entities to record the fair value of a liability for an asset retirement obligation in the period incurred. Oceaneering does not anticipate the adoption of SFAS No. 143 as of January 1, 2003, will have a material effect on its consolidated financial position or results of operations.

Effective January 1, 2002, Oceaneering adopted SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, which provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets and modifies the accounting and reporting of discontinued operations. The adoption of SFAS No. 144 did not have an impact on the consolidated financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, *Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections*. SFAS No. 145, which is effective for fiscal years beginning after May 15, 2002, provides guidance for income statement classification of gains and losses on extinguishment of debt and accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Oceaneering does not believe the adoption of this statement will have a material impact on its consolidated financial position or results of operations.

In July 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*. SFAS No. 146 requires companies to recognize costs associated with restructurings, discontinued operations, plant closings, or other exit or disposal activities, when incurred as opposed to when the entity commits to an exit plan. The provisions of this statement are effective for exit or disposal activities initiated after December 31, 2002. Oceaneering does not believe the adoption of this statement will have a material impact on its consolidated financial position or results of operations.

2. RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The restatements made to Oceaneering's financial statements and related disclosures are summarized below.

As part of its long-term incentive compensation plans, Oceaneering uses awards of restricted stock to provide key employees a proprietary interest in the growth and performance of Oceaneering. The shares awarded are subject to forfeiture unless a specified stock price performance of Oceaneering, relative to an index of a peer group of companies, is met. In addition, the shares are subject to vesting over an extended period of continued employment. In accordance with the plans, Oceaneering makes tax-assistance payments to the employees who have been granted shares of restricted stock, upon vesting of the shares, which is when taxes become payable. See Note 8 to Consolidated Financial Statements, "Employee Benefit Plans and Shareholder Rights Plan – Restricted Stock Plan Information" for further details regarding Oceaneering's restricted stock plans.

Since the initiation of a restricted stock plan in 1993, Oceaneering had expensed the stock compensation in equal increments over a three- or four-year vesting period, as applicable. For plans implemented prior to the 2002 Incentive Plan, the tax-assistance payments are subject to refund if the shares are sold within three years after vesting. Historically, Oceaneering had amortized the tax-assistance payments over the three-year period from the date the shares vested, *i.e.*, the period during which the payments made were subject to refund.

In connection with the implementation of Oceaneering's 2002 long-term incentive compensation plan, Oceaneering's management consulted with its new independent auditors concerning the appropriate accounting treatment of awards under the plan. Following these consultations, Oceaneering determined that it had not been accounting for its restricted stock expense and related tax-assistance payments correctly. Oceaneering concluded that (1) it should begin accruing for the restricted stock expense at the date of grant as a variable award, before the performance criteria has been met, not over the vesting period, which begins after the performance criteria has been met, and (2) it should accrue for and expense each tax-assistance payment over the same period as the restricted stock, rather than amortize it over the three-year period during which those payments are subject to refund. The effects of these restatements were: (1) a decrease of $5.9 million to Retained Earnings as of March 31, 2000; (2) a decrease of $1.4 million in Net Income for the nine-month period ended December 31, 2000; and (3) a decrease of $0.8 million in Net Income for the year ended December 31, 2001.

During the restricted stock accounting review, Oceaneering also determined that it had not been properly calculating the number of common shares outstanding for earnings per share purposes. The total number of shares issued under the restricted stock plans was included as basic shares from the date of issue. The issued shares subject to forfeiture are contingent shares and should not have been included before being vested. In addition, for the dilutive calculation, the shares, until vested, should have been calculated using the treasury stock method. Under Oceaneering's previous method, the number of shares used for the purpose of calculating earnings per share was too high.

After determining the need to restate the results of previously reported periods, Oceaneering requested its new independent auditors to perform an audit of its restated financial results for the nine-month period ended December 31, 2000 and the year ended December 31, 2001. As a result of the audits, Oceaneering made revisions to its results related to, among other things, accounting for Brazilian currency translation and the timing of certain employee benefit accruals. Oceaneering had been treating its Brazilian translation gains and losses as a component of other comprehensive income, when, since its Brazilian subsidiary's functional currency is the U.S. dollar, the translation gains and losses should have been reflected in the income statement. The effects of the restatement related to Brazilian currency translation were: (1) a decrease of $0.4 million to Retained Earnings as of March 31, 2000; and (2) a decrease of $1.3 million in net income for the year ended December 31, 2001. The effects of all items other than the restricted stock and Brazilian currency adjustments, which were primarily the timing of employee benefit accruals, were: (1) an increase of $1.0 million to Retained Earnings as of March 31, 2000; (2) a decrease of $0.8 million in Net Income for the nine-month period ended December 31, 2000; and an increase of $0.3 million in Net Income for the year ended December 31, 2001.

Corrected for the accounting treatments discussed above, Oceaneering's previously reported financials were impacted as follows:

	Reported	Restated	% Change	Diluted EPS Reported	Diluted EPS Restated	% Change
	(in thousands)					
Retained Earnings, March 31, 2000	$140,493	$135,173	(3.8)%	N/A	N/A	N/A
Shareholders' Equity, March 31, 2000	$195,700	$194,482	(0.6)%	N/A	N/A	N/A
For the nine-months ended December 31, 2000:						
Income before income taxes	$ 17,676	$ 14,253	(19.4)%	N/A	N/A	N/A
Net Income	$ 11,313	$ 9,122	(19.4)%	$0.49	$0.40	(18.4)%
For the Year ended December 31, 2001:						
Income before income taxes	$ 50,937	$48,165	(5.4)%	N/A	N/A	N/A
Net Income	$ 33,109	$ 31,322	(5.4)%	$1.38	$1.33	(3.6)%

3. INCOME TAXES

Oceaneering and its domestic subsidiaries, including acquired companies from their respective dates of acquisition, file a consolidated U.S. federal income tax return. Oceaneering conducts its international operations in a number of locations that have varying laws and regulations with regard to income and other taxes, some of which are subject to interpretation. Management believes that adequate provisions have been made for all taxes that will ultimately be payable. On a geographic basis, loss before minority interests and income taxes attributable to the United States was $(1.6) million, $(6.3) million and $(5.1) million for the years ended December 31, 2002 and 2001 and the nine-month period ended December 31, 2000, respectively. The following table sets forth Oceaneering's provisions for income taxes.

(in thousands)	Year Ended December 31, 2002	Year Ended December 31, 2001	Nine-Month Period Ended December 31, 2000
		(restated)	*(restated)*
U.S. federal and state	$ (1,493)	$ 8,779	$ 439
Foreign	17,885	8,064	4,692
Total provision	$16,392	$16,843	$ 5,131
Current	$20,971	$13,643	$ 6,429
Deferred	(4,579)	3,200	(1,298)
Total provision	$16,392	$16,843	$ 5,131
Cash taxes paid	$12,976	$10,320	$ 4,538

During the nine-month period ended December 31, 2000, Oceaneering also received a cash tax refund of $4,353,000.

As of December 31, 2002, Oceaneering's Brazil subsidiary had net operating loss carryforwards ("NOLs") of approximately $5 million, which are available to reduce future Brazil income taxes that would otherwise be payable.

As of December 31, 2002 and 2001, Oceaneering's worldwide deferred tax assets and liabilities were as follows:

(in thousands)	December 31, 2002	December 31, 2001
		(restated)
Current deferred tax assets	$16,634	$10,359
Gross deferred tax assets – long-term	$ 1,928	$ 3,216
Valuation allowance	(1,864)	(3,150)
Net deferred tax assets – long-term	$ 64	$ 66
Deferred tax liabilities	$24,984	$23,290

Oceaneering's current deferred tax assets relate to self-insurance reserves, expected tax refunds from amended returns and expected foreign tax credits from amended returns.

Oceaneering's gross deferred tax assets – long-term consist primarily of NOLs in its Brazilian subsidiary, which have no expiration date, and insurance claim reserves for which a tax deduction has not yet been allowed. Deferred tax liabilities consist primarily of depreciation and amortization book/tax differences and provisions for income of foreign subsidiaries expected to be repatriated, net of restricted stock book/tax differences which will turn around in the same time period.

Oceaneering has established a valuation allowance for deferred tax assets after taking into account factors that are likely to affect Oceaneering's ability to utilize the tax assets. In particular, Oceaneering conducts its business through several foreign subsidiaries and, although Oceaneering expects its consolidated operations to be profitable, there is no assurance that profits will be earned in entities or jurisdictions that have NOLs available. Changes in the valuation allowance primarily relate to the utilization of foreign NOLs and realization of foreign tax credits. Income taxes, computed by applying the federal statutory income tax rate of 35% to income before income taxes and minority interests, are reconciled to the actual provisions for income taxes as follows:

(in thousands)	Year Ended December 31, 2002	Year Ended December 31, 2001	Nine-Month Period Ended December 31, 2000
		(restated)	*(restated)*
Computed U.S. statutory expense	$19,799	$16,735	$ 4,784
Change in valuation allowances	(1,286)	(2,450)	1,224
Withholding taxes and foreign earnings taxed at rates different from U.S. statutory rates	(1,687)	3,543	1,202
State and local taxes and other, net	(434)	(985)	(2,079)
Total provision for income taxes	$16,392	$16,843	$ 5,131

OCEANEERING INTERNATIONAL, INC. & SUBSIDIARIES

4. DEBT

Long-term Debt consisted of the following:

(in thousands)	December 31, 2002	December 31, 2001
6.72% Senior Notes	$100,000	$100,000
Revolving credit facility	--	23,000
Term loan agreement	17,600	47,000
Long-term Debt	117,600	170,000
Less: current portion	(4,800)	--
Long-term Debt, net of current portion	$112,800	$170,000

Oceaneering has $100 million aggregate principal amount of 6.72% Senior Notes outstanding and scheduled to be paid in five equal annual installments beginning September 2006.

Oceaneering has an $80 million revolving credit facility (the "Credit Agreement"). There is a commitment fee ranging from .20% to .25% per annum, depending on Oceaneering's debt-to-capitalization ratio, on the unused portion of the banks' commitments. Principal maturity is in October 2003. Under the Credit Agreement, Oceaneering has the option to borrow dollars at the London Interbank Offered Rate ("LIBOR") plus a margin ranging from .50% to 1.00%, depending on Oceaneering's debt-to-capitalization ratio, or at the agent bank's prime rate. There were no borrowings under the Credit Agreement at December 31, 2002.

In March 2000, Oceaneering entered into a four-year, $50 million term loan agreement (the "Term Loan"). Borrowings under the Term Loan were made until March 2001 and principal repayments commenced in October 2001 with final maturity in April 2004. There are no further borrowings available and no commitment fees under the Term Loan. Under the Term Loan, Oceaneering pays interest at LIBOR plus a margin ranging from .75% to 1.25%, depending on Oceaneering's debt-to-capitalization ratio. The weighted average interest rate for borrowings under the Term Loan was 2.56% at December 31, 2002. At December 31, 2002, Oceaneering had an interest rate hedge in place that effectively fixed LIBOR at 3.24% for the remainder of the Term Loan.

Scheduled maturities of Long-term Debt outstanding as of December 31, 2002 were as follows:

(in thousands)	6.72% Notes	Term Loan	Total
2003	$ --	$ 4,800	$ 4,800
2004	--	12,800	12,800
2005	--	--	--
2006	20,000	--	20,000
2007	20,000	--	20,000
Thereafter	60,000	--	60,000
Total	$100,000	$17,600	$117,600

All these credit arrangements contain similar restrictive covenants as to minimum net worth, debt-to-capitalization ratio, fixed charge coverage, interest coverage and restricted payments. Restricted payments, which include dividends and treasury stock purchases, are limited from April 1, 1998, on a net basis, to the sum of $25 million plus 50% of Oceaneering's consolidated net income after April 1, 1998, plus cash proceeds from any sales of common stock.

Cash interest payments of $8.7 million, $12.0 million and $6.7 million were made in the years ended December 31, 2002 and 2001 and the nine-month period ended December 31, 2000, respectively. Interest charges of $2.0 million and $3.0 million were capitalized as part of construction-in-progress in the year ended December 31, 2001 and the nine-month period ended December 31, 2000, respectively.

5. COMMITMENTS AND CONTINGENCIES

Lease Commitments

At December 31, 2002, Oceaneering occupied several facilities under noncancellable operating leases expiring at various dates through 2023. Future minimum rentals under these leases are as follows:

	(in thousands)
2003	$ 5,093
2004	4,571
2005	3,651
2006	2,885
2007	2,873
Thereafter	8,227
Total Lease Commitments	$27,300

Rental expense, which includes hire of vessels, specialized equipment and real estate rental, was approximately $14 million, $14 million and $13 million for the years ended December 31, 2002 and 2001 and the nine-month period ended December 31, 2000, respectively.

Insurance

Oceaneering self-insures for workers' compensation, maritime employer's liability and comprehensive general liability claims to levels it considers financially prudent and carries insurance for exposures beyond the self-insurance levels, which can be by occurrence or in the aggregate. Oceaneering determines the level of accruals by reviewing its historical experience and current year claim activity. It does not record accruals on a present-value basis. Oceaneering reviews each claim with insurance adjusters and establishes specific reserves for all known liabilities. It establishes an additional reserve for incidents incurred but not reported to Oceaneering for each year using management estimates and based on prior experience. Oceaneering's management believes Oceaneering has established adequate accruals for uninsured expected liabilities arising from those obligations.

Litigation

Various actions and claims are pending against Oceaneering, most of which are covered by insurance. In the opinion of Oceaneering's management, the ultimate liability, if any, that may result from these actions and claims will not materially affect Oceaneering's financial position or results of operations.

Letters of Credit

Oceaneering had $23 million in letters of credit outstanding as of both December 31, 2002 and 2001, as guarantees in force for self-insurance requirements and various performance and bid bonds, which are usually for the duration of the applicable contract.

Financial Instruments and Risk Concentration

In the normal course of business, Oceaneering manages risks associated with foreign exchange rates and interest rates through a variety of strategies, including the use of hedging transactions. As a matter of policy, Oceaneering does not use derivative instruments unless there is an underlying exposure. We do not use derivative instruments for trading or speculative purposes.

As of December 31, 2002 and 2001, Oceaneering had an interest rate hedge in place, which fixed three-month LIBOR at 3.24%, effective January 2, 2002. This applies to the scheduled balance of the Term Loan, and the amount is reduced by the scheduled amortization of the Term Loan. When Oceaneering made a $21 million prepayment of principal of the Term Loan in the second quarter of June 2002, the remaining scheduled maturities of the Term Loan changed. Oceaneering revised the hedge to match the rescheduled maturities of the Term Loan. Oceaneering charged $118,000 to interest expense as a result of the change.

Other financial instruments that potentially subject Oceaneering to concentrations of credit risk are primarily cash and cash equivalents and accounts receivable. The carrying values of cash and cash equivalents and bank borrowings approximate their fair values due to the short maturity of those instruments or the short-term duration of the associated interest rate periods. Accounts receivable are generated from a broad and diverse group of customers, primarily from within the energy industry, which is Oceaneering's major source of revenue. Oceaneering maintains an allowance for doubtful accounts based on expected collectibility.

Oceaneering estimated the fair value of its $100 million of 6.72% Senior Notes to be $107 million as of December 31, 2002. This estimate was arrived at by computing the present value of the future principal and interest payments using a yield-to-maturity interest rate for securities of similar quality and term.

Post-Employment Benefit

In November 2001, Oceaneering entered into an agreement with its Chairman and Chief Executive Officer (the "Chairman"). The agreement provides for a specific employment period with Oceaneering through August 15, 2006, followed by a specific service period ending no later than August 15, 2011, during which the Chairman, acting as an independent contractor, has agreed to serve as non-executive Chairman of the Board of Directors of Oceaneering if requested to serve in that capacity by Oceaneering's Board of Directors. The agreement provides the Chairman with a post-employment benefit of ten years following his services to Oceaneering. The agreement also provides for medical coverage on an after-tax basis to the Chairman, his spouse and children during his employment with Oceaneering, and, under certain circumstances, thereafter for their lives. Oceaneering is recognizing the net present value of the post-employment benefits over the expected service period. If the service period is reduced or terminated, Oceaneering will recognize the previously unaccrued benefits.

6. OPERATIONS BY BUSINESS SEGMENT AND GEOGRAPHIC AREA

Business Segment Information

Oceaneering supplies a comprehensive range of integrated technical services to a variety of industries and is one of the world's largest underwater services contractors. Oceaneering's Offshore Oil and Gas business consists of Remotely Operated Vehicles ("ROVs"), Subsea Products, Mobile Offshore Production Systems and Other Services. Oceaneering's Subsea Products segment supplies umbilicals, production control equipment, pipeline repair systems and ROV tooling and work packages. Oceaneering's Other Services segment provides multiservice vessels, oilfield diving, non-destructive inspection and testing and support vessel operations, which are used primarily in inspection, repair and maintenance activities. Oceaneering's Advanced Technologies business provides project management, engineering services and equipment for applications in non-oilfield markets. Unallocated Expenses are those not associated with a specific business segment. These consist of expenses related to Oceaneering's incentive and deferred compensation plans, including restricted stock and bonuses, as well as other general expenses, including corporate administrative expenses.

The following table presents Revenues, Income from Operations and Depreciation and Amortization Expense for the years ended December 31, 2002 and 2001 and the nine-month period ended December 31, 2000 by business segment:

	Year Ended December 31,		Nine-Month Period Ended December 31,
(in thousands)	2002	2001	2000
		(restated)	*(restated)*
Revenue			
Offshore Oil and Gas			
Remotely Operated Vehicles	$149,619	$153,929	$ 78,953
Subsea Products	123,227	126,448	64,931
Mobile Offshore Production Systems	48,538	39,154	15,788
Other Services	122,735	102,250	65,206
Total Offshore Oil and Gas	444,119	421,781	224,878
Advanced Technologies	103,348	102,879	82,012
Total	$547,467	$524,660	$306,890
Income from Operations			
Offshore Oil and Gas			
Remotely Operated Vehicles	$ 32,213	$ 40,159	$ 15,702
Subsea Products	19,655	11,509	3,714
Mobile Offshore Production Systems	18,988	10,428	4,948
Other Services	14,518	8,441	2,160
Total Offshore Oil and Gas	85,374	70,537	26,524
Advanced Technologies	10,979	12,215	8,553
Unallocated Expenses	(28,650)	(26,154)	(16,327)
Total	$ 67,703	$ 56,598	$ 18,750
Depreciation and Amortization Expense			
Offshore Oil and Gas			
Remotely Operated Vehicles	$ 25,642	$ 22,217	$ 13,462
Subsea Products	5,364	5,128	3,187
Mobile Offshore Production Systems	10,280	8,699	5,445
Other Services	7,219	7,964	5,578
Total Offshore Oil and Gas	48,505	44,008	27,672
Advanced Technologies	2,554	2,557	1,988
Unallocated Expenses	1,282	1,341	1,004
Total	$ 52,341	$ 47,906	$ 30,664

OCEANEERING INTERNATIONAL, INC. & SUBSIDIARIES

The following tables present Assets, Goodwill and Capital Expenditures by business segment as of and for the periods indicated:

(in thousands)	As of December 31, 2002	As of December 31, 2001
Assets		*(restated)*
Offshore Oil and Gas		
Remotely Operated Vehicles	$161,657	$169,599
Subsea Products	98,816	109,957
Mobile Offshore Production Systems	98,899	115,186
Other Services	84,959	93,311
Total Offshore Oil and Gas	444,331	488,053
Advanced Technologies	42,716	50,729
Corporate and Other	103,301	41,549
Total	$590,348	$580,331
Goodwill		
Offshore Oil and Gas		
Remotely Operated Vehicles	$ 190	$ 190
Subsea Products	4,449	4,292
Other Services	4,541	4,023
Total Offshore Oil and Gas	9,180	8,505
Advanced Technologies	5,478	5,379
Total	$ 14,658	$ 13,884

(in thousands)	Year Ended December 31, 2002	Year Ended December 31, 2001	Nine-Month Period Ended December 31, 2000
Capital Expenditures		*(restated)*	*(restated)*
Offshore Oil and Gas			
Remotely Operated Vehicles	$13,107	$23,242	$ 25,144
Subsea Products	11,067	8,506	6,403
Mobile Offshore Production Systems	1,559	19,225	61,904
Other Services	6,662	5,078	7,338
Total Offshore Oil and Gas	32,395	56,051	100,789
Advanced Technologies	1,499	1,610	571
Corporate and Other	658	--	281
Total	$ 34,552	$ 57,661	$101,641

Income from operations for each business segment is determined before interest income or expense, other income (expense), minority interests and provision for income taxes. An allocation of these items is not considered practical. All assets specifically identified with a particular business segment have been segregated. Cash and cash equivalents, certain prepaid expenses and other current assets, certain investments and other assets have not been allocated to particular business segments and are included in Corporate and Other.

No individual customer accounted for more than 10% of Oceaneering's consolidated revenue in the year ended December 31, 2002 or 2001 or the nine-month period ended December 31, 2000.

Geographic Operating Areas

The following table summarizes certain financial data by geographic area:

(in thousands)	Year Ended December 31, 2002	Year Ended December 31, 2001	Nine-Month Period Ended December 31, 2000
Revenue		*(restated)*	*(restated)*
United States	$292,085	$278,390	$165,018
Africa	69,663	60,200	35,798
United Kingdom	53,811	43,173	20,127
Brazil	32,187	40,349	21,061
Australia	28,737	23,665	2,325
Norway	27,111	27,671	18,484
Indonesia	9,242	8,116	6,389
Other Asia	16,998	23,376	22,585
Other	17,633	19,720	15,103
Total	$547,467	$524,660	$306,890
Long-Lived Assets	December 31,	December 31,	December 31,
		(restated)	*(restated)*
United States	$172,249	$184,375	$182,597
Africa	18,162	26,012	8,736
Asia	16,024	23,234	18,456
Australia	76,719	86,968	83,321
Brazil	15,317	8,792	14,814
Europe	51,664	40,023	50,787
Total	$350,135	$369,404	$358,711

Revenue is based on location where services are performed and facility location for products.

7. ACCRUED LIABILITIES AND OTHER LONG-TERM LIABILITIES

Accrued liabilities and other long-term liabilities consisted of the following:

	December 31,	
(in thousands)	2002	2001
Accrued Liabilities:		*(restated)*
Payroll and related costs	$32,186	$32,876
Accrued job costs	17,837	28,172
Self-insurance reserves for claims expected to be paid within one year	7,489	6,323
Billings in excess of revenue recognized	7,529	3,308
Other	9,064	11,160
Total Accrued Liabilities	$74,105	$81,839
Other Long-Term Liabilities:		
Deferred income taxes	$24,984	$23,290
Self-insurance reserves not expected to be paid within one year	10,304	10,009
Accrued defined benefit plan obligations	5,576	400
Supplemental Executive Retirement Plan	6,165	4,839
Minority interests	623	579
Total Other Long-Term Liabilities	$47,652	$39,117

8. EMPLOYEE BENEFIT PLANS AND SHAREHOLDER RIGHTS PLAN

Retirement Investment Plans

Oceaneering has three separate employee retirement investment plans that, taken together, cover most of its full-time employees. The Oceaneering Retirement Investment Plan is a 401(k) plan in which U.S. employees may participate by deferring a portion of their gross monthly salary and directing Oceaneering to contribute the deferred amount to the plan. Oceaneering matches a portion of the employees' deferred compensation. Oceaneering's contributions to the plan were $4,140,000, $3,679,000 and $3,220,000 for the plan years ended December 31, 2002, 2001 and 2000, respectively.

The second plan is the Oceaneering International Services Pension Scheme for employees in the United Kingdom. Under this plan, employees may contribute a portion of their gross monthly salary. Oceaneering also contributes an amount equal to a portion of the participant's gross monthly salary. Oceaneering's contributions to this plan for the years ended December 31, 2002 and 2001 and the nine-month period ended December 31, 2000 were $295,000, $207,000 and $41,000, respectively. At December 31, 2001 and 2000, the plan assets exceeded its projected benefit obligations. At December 31, 2002, plan assets were $4.6 million less than the projected benefit obligations. This change was due to the performance of plan investments being less than projected and changes in the U.K. life expectancy tables.

The third plan is the Oceaneering International, Inc. Supplemental Executive Retirement Plan, which covers selected key management employees and executives of Oceaneering, as approved by the Compensation Committee of Oceaneering's Board of Directors (the "Compensation Committee"). Under this plan, Oceaneering accrues an amount determined as a percentage of the participant's gross monthly salary and the amounts accrued are treated as if they are invested in one or more investment vehicles pursuant to this plan. Expenses related to this plan during the years ended December 31, 2002 and 2001 and the nine-month period ended December 31, 2000 were $2,017,000, $2,134,000 and $921,000, respectively.

Incentive and Stock Option Plans

Under the 2000 Non-Executive Incentive Plan, the 2002 Incentive Plan and the 2002 Non-Executive Incentive Plan (the "Incentive Plans"), totals of 1,000,000, 1,325,000 and 2,500,000 shares of common stock of Oceaneering, respectively, were made available for awards to employees and other persons (excluding (1) nonemployee directors except with respect to automatic grants as described below, and, (2) executive officers, in the case of the 2000 and 2002 Non-Executive Incentive Plans, which are not shareholder-approved plans, having an important business relationship or affiliation with Oceaneering. Under the shareholder-approved 2002 Incentive Plan, each director of Oceaneering is automatically granted an option to purchase 10,000 shares of common stock of Oceaneering on the date the director becomes a nonemployee director and each year thereafter at an exercise price per share equal to the fair market value of a share of common stock on the date the option was granted. These options granted to nonemployee directors become fully exercisable six months following the date of grant.

The Incentive Plans are administered by the Compensation Committee, which determines the type or types of award(s) to be made to each participant and sets forth in the related award agreement the terms, conditions and limitations applicable to each award. The Compensation Committee may grant stock options, stock appreciation rights and stock and cash awards. Options outstanding under the Incentive Plans and prior plans vest over a three- or four-year period and are exercisable over a period of four, five or ten years after the date of grant or five years after the date of vesting. Under the Incentive Plans, a stock option must have a term not exceeding five years from the date of grant and must have an exercise price of not less than the fair market value of a share of common stock of Oceaneering on the date of grant. The Compensation Committee may not: (1) grant, in exchange for a stock option, a new stock option having a lower exercise price; or (2) reduce the exercise price of a stock option. At December 31, 2002, awards were available for grant under the 2002 Incentive Plan and the 2002 Non-Executive Incentive Plan.

Oceaneering recognizes no compensation cost for stock options it issues unless options are granted at an option price below the fair market value of the stock at the date of the grant. See Note 1 – "Summary of Major Accounting Policies – Stock Options" for fair market values and pro forma financial effects had compensation cost for these stock options been determined based on fair value.

Information regarding option plans is as follows:

	Shares under Option	Weighted Average Exercise Price
Balance at March 31, 2000	1,704,130	$14.31
Granted	803,800	14.57
Exercised	(66,035)	12.51
Forfeited	(93,620)	15.47
Balance at December 31, 2000	2,348,275	14.40
Granted	748,400	23.57
Exercised	(620,685)	13.74
Forfeited	(141,330)	17.19
Balance at December 31, 2001	2,334,660	17.35
Granted	774,600	24.99
Exercised	(1,088,085)	15.65
Forfeited	(43,200)	19.50
Balance at December 31, 2002	1,977,975	$21.23

The following table provides information about the options outstanding at December 31, 2002.

	Outstanding			Exercisable	
Range of Exercise Prices	Number of Shares at December 31, 2002	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of Shares at December 31, 2002	Weighted Average Exercise Price
$4.72 - 16.56	573,150	2.09	$13.92	339,350	$13.18
$16.57 - 23.82	661,825	3.36	$23.23	311,975	$22.88
$23.83 - 26.90	743,000	4.69	$25.09	--	--

Restricted Stock Plan Information

During the year ended December 31, 2002 and the nine-month period ended December 31, 2000, the Compensation Committee granted restricted common stock units and restricted common stock, respectively, of Oceaneering to certain of its key executives and employees. No restricted common stock units or restricted common stock of Oceaneering was granted in 2001. These grants are subject to earning requirements on the basis of a percentage change between the price of the common stock of Oceaneering versus the average of the common stock price of a peer group of companies over three- and two-year periods, respectively. Up to one-third of the grants made in the year ended December 31, 2002 and up to one-half of the grants made in the nine-month period ended December 31, 2000 may be earned each year depending on Oceaneering's cumulative common stock performance, with any amount earned subject to vesting in five equal installments over a five-year period or four equal installments over a four-year period, respectively, conditional upon continued employment. At the time of vesting of a restricted common stock unit, the participant will be issued a share of Oceaneering common stock for each common stock unit vested. At the time of each vesting, a participant receives a tax-assistance payment. With regard to the grants made during the nine-month period ended December 31, 2000, the participant must reimburse Oceaneering for the tax-assistance payment if the vested common stock is sold by the participant within three years after the vesting date. As of December 31, 2002, all of the grants made in the nine-month period ended December 31, 2000 had been earned and none of the grants made in the year ended December 31, 2002 had been earned. As of December 31, 2002, a total of 1,016,250 shares or units of restricted stock was outstanding and unvested under these and former, similar grants, of which 399,750 shares were earned, subject to vesting requirements. The numbers and weighted average grant date fair values of restricted stock units and stock granted were 616,500 and $24.19, respectively, during the year ended December 31, 2002 and 16,000 and $19.87, respectively, during the nine-month period ended December 31, 2000. Compensation expense under the restricted stock plans was $5,972,000, $5,108,000 and $4,160,000 for the years ended December 31, 2002 and 2001 and the nine-month period ended December 31, 2000. Each grantee of shares of restricted common stock mentioned in this paragraph is deemed to be the record owner of those shares during the restriction period, with the right to vote and receive any dividends on those shares. The restricted stock units granted in 2002 carry no voting or dividend rights.

OCEANEERING INTERNATIONAL, INC. & SUBSIDIARIES

Shareholder Rights Plan

Oceaneering has a Shareholder Rights Plan dated as of November 20, 1992, as amended and restated as of November 16, 2001. One preferred share purchase right exists for each outstanding share of Oceaneering's common stock. The plan will cause substantial dilution to a party that attempts to acquire Oceaneering in a manner or on terms not approved by Oceaneering's Board of Directors. The rights, which do not have voting rights and are not entitled to dividends until such time as they become exercisable, are scheduled to expire in November 2011.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(in thousands, except per share data)

Oceaneering restated its results for periods through September 2002 to correct errors related to its accounting for restricted stock expense, Brazilian currency translation and the timing of employee benefit accruals, among other things. Net income as originally reported was $10,197,000, $10,514,000 and $12,136,000 for the quarters ended March 31, June 30 and September 30, 2002, respectively, and $5,204,000, $7,717,000, $10,342,000 and $9,846,000 for the quarters ended March 31, June 30, September 30 and December 31, 2001, respectively. See Note 2 to Consolidated Financial Statements for additional details concerning the restatement.

	Year Ended December 31, 2002				
Quarter Ended	**March 31**	**June 30**	**Sept. 30**	**Dec. 31**	**Total**
	(restated)	*(restated)*	*(restated)*		
Revenue	$138,849	$141,550	$130,607	$136,461	$547,467
Gross profit	26,010	31,587	30,079	26,489	114,165
Income from operations	15,100	20,108	17,494	15,001	67,703
Net income	8,364	10,926	11,909	8,934	40,133
Diluted earnings per share	$ 0.35	$ 0.44	$ 0.48	$ 0.36	$ 1.63
Weighted average number of common shares and equivalents	24,219	24,892	24,802	24,821	24,683

	Year Ended December 31, 2001				
Quarter Ended	**March 31**	**June 30**	**Sept. 30**	**Dec. 31**	**Total**
	(restated)	*(restated)*	*(restated)*	*(restated)*	*(restated)*
Revenue	$104,188	$132,205	$142,605	$145,662	$524,660
Gross profit	19,097	24,848	30,060	26,326	100,331
Income from operations	8,580	14,229	19,185	14,604	56,598
Net income	4,374	7,508	11,151	8,289	31,322
Diluted earnings per share	$ 0.19	$ 0.32	$ 0.47	$ 0.35	$ 1.33
Weighted average number of common shares and equivalents	23,299	23,744	23,718	23,758	23,630

Corporate Office

Oceaneering International, Inc.
11911 FM 529
Houston, Texas 77041-3011
P.O. Box 40494
Houston, Texas 77240-0494
Telephone: (713) 329-4500
Fax: (713) 329-4951
www.oceaneering.com

Stock Symbol: OII

Stock traded on NYSE
CUSIP Number: 675232102
Please direct communications concerning stock transfer requirements or lost certificates to our transfer agent.

Transfer Agent and Registrar

EquiServe Trust Company, N.A.
P.O. Box 43023
Providence, RI 02940
OII Account Information –
www.equiserve.com
Telephone: (781) 575-2879

Annual Shareholders' Meeting

Date: May 30, 2003
Time: 8:30 a.m. CDT
Location: Oceaneering International, Inc.
Corporate Office Atrium
11911 FM 529
Houston, Texas 77041

Independent Public Auditors

Ernst & Young LLP
1 Houston Center
1221 McKinney, Ste. 1200
Houston, Texas 77010-2007

Counsel

Baker Botts L.L.P.
One Shell Plaza
910 Louisiana Street
Houston, Texas 77002-4995

Form 10-K

The entire Form 10-K, as filed with the Securities and Exchange Commission, may be accessed through the Oceaneering website www.oceaneering.com by selecting "Shareholder Information," then "SEC Financial Reports," then selecting the desired report, or may be obtained by writing to:

George R. Haubenreich, Jr.
Secretary
Oceaneering International, Inc.
P.O. Box 40494
Houston, Texas 77240-0494

Photo and Illustration Credits:

Pages 6-9 Illustration – Summer Wood and Steve Bergman
Page 12 Magnum 81 – OII Installation Group
Page 14 Umbilical Carousel – Peg Newman
Page 14 Sand Detection Clamp – Carlos Reyes
Page 14 Barrel Recovery Tool – Carlos Reyes
Page 14 Hydraulic Power Unit – Ross Mabie
Page 15 TLP Strake Installation – Joe Cascante
Page 15 *Ocean Intervention* – Ross Mabie
Page 16 Kelly-1 ROV – Godik Gyldenege

Forward-Looking Statements

All statements in this report that express a belief, expectation, or intention, as well as those that are not historical fact, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. [illegible] forward-looking statements are based on current [illegible] that involve a number of risks, [illegible] and assumptions. Among the factors that could [illegible] differ materially from those indicated [illegible] looking statements are industry conditions, [illegible] Oceaneering's ability to [illegible] of new projects, operating risks, changes [illegible] changes [illegible] factors. Should one or more of these risks or [illegible] materialize, or should the assumptions underlying [illegible] looking statements prove incorrect, actual outcomes [illegible] materially from those indicated. These and other [illegible] fully described in Oceaneering's annual report on Form 10-K for the year ended December 31, 2002 and other periodic [illegible] Securities and Exchange Commission.


OCEANEERING
Engineered Products & Services

Oceaneering International, Inc.
11911 FM 529
Houston, Texas 77041-3011

P.O. Box 40494
Houston, Texas 77240-0494
Telephone: 713-329-4500
Fax: 713-329-4951
www.oceaneering.com